SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. -
Petrobras and subsidiaries

Consolidated Financial Statements
December 31, 2007, 2006 and 2005
with Report of Independent
Registered Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission – COSO – Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated March 14, 2008, included herein.

By:	/s/ JOSÉ SERGIO GABRIELLE DE AZEVEDO	By:	/s/ ALMIR GUILHERME BARBASSA
	José Sérgio Gabrielli de Azevedo		Almir Guilherme Barbassa
	Chief Executive Officer		Chief Financial Officer
	April 5, 2007		April 5, 2007

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheets of Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended. We also have audited Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petróleo Brasileiro S.A. - Petrobras’ management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits. The accompanying consolidated statements of income, shareholders’ equity and cash flows of Petróleo Brasileiro S.A. – Petrobras (and subsidiaries) for the year ended December 31, 2005, were audited by other auditors whose report thereon dated February 17, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in the Note 2(n) to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of FASB interpretation No 48, accounting for uncertainty in income taxes, an interpretation of FASB statement 109, as of January 1, 2007.

March 14, 2008

KPMG Auditores Independentes

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
Expressed in Millions of United States Dollars

	As of December 31,

	2007	2006

Assets

Current assets
Cash and cash equivalents (Note 4)	6,987	12,688
Marketable securities (Note 5)	267	346
Accounts receivable, net (Note 6)	6,538	6,311
Inventories (Note 7)	9,231	6,573
Deferred income taxes (Note 3)	498	653
Recoverable taxes (Note 8)	3,488	2,593
Advances to suppliers	683	948
Other current assets	1,448	843

	29,140	30,955

Property, plant and equipment, net (Note 9)	84,523	58,897

Investments in non-consolidated companies and other investments (Note 10)	5,112	3,262

Other assets
Accounts receivable, net (Note 6)	1,467	513
Advances to suppliers	1,658	852
Petroleum and alcohol account - receivable
from Federal Government (Note 11)	450	368
Government securities	670	479
Marketable securities (Note 5)	2,144	94
Restricted deposits for legal proceedings and guarantees (Note 19 (a))	977	816
Recoverable taxes (Note 8)	2,477	1,292
Deferred income taxes (Note 3)	15	61
Goodwill (Note 18)	313	243
Prepaid expenses	232	244
Inventories (Note 7)	52	210
Other assets	485	394

	10,940	5,566

Total assets	129,715	98,680

See the accompanying notes to the consolidated financial statements.

	As of December 31,

	2007	2006

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	7,816	5,418
Short-term debt (Note 12)	1,458	1,293
Current portion of long-term debt (Note 12)	1,273	2,106
Current portion of project financings (Note 14)	1,692	2,182
Current portion of capital lease obligations (Note 15)	227	231
Accrued interest	239	247
Income taxes payable	560	235
Taxes payable, other than income taxes	3,950	3,122
Deferred income taxes (Note 3)	7	8
Payroll and related charges	1,549	1,192
Dividends and interest on capital payable (Note 17 (b))	3,220	3,693
Contingencies (Note 19 (a))	30	25
Advances from customers	276	880
Employees’ postretirement benefits obligation - Pension (Note 16 (a))	364	198
Employees’ postretirement benefits obligation - Health care (Note 16 (a))	259	190
Other payables and accruals	1,548	956

	24,468	21,976

Long-term liabilities
Long-term debt (Note 12)	12,148	10,510
Project financings (Note 14)	4,586	4,192
Capital lease obligations (Note 15)	511	824
Employees’ postretirement benefits obligation - Pension (Note 16 (a))	4,678	4,645
Employees’ postretirement benefits obligation - Health care (Note 16 (a))	6,639	5,243
Deferred income taxes (Note 3)	4,802	2,916
Provision for abandonment (Note 9 (c))	3,462	1,473
Contingencies (Note 19 (a))	352	208
Other liabilities	558	428

	37,736	30,439

Minority interest	2,332	1,966

Shareholders’ equity
Shares authorized and issued (Note 17 (a))
Preferred share - 2007 and 2006 - 1,850,394,698 shares	8,620	7,718
Common share - 2007 and 2006 - 2,536,673,672 shares	12,196	10,959
Capital reserve - fiscal incentive	877	174
Retained earnings
Appropriated	34,863	23,704
Unappropriated	6,618	10,541
Accumulated other comprehensive income
Cumulative translation adjustments	4,155	(6,202)
Postretirement benefit reserves adjustments net of tax (US$795 and US$1,058 for December 31,
2007 and 2006, respectively) - pension cost (Note 16 (a))	(1,544)	(2,052)
Postretirement benefit reserves adjustments net of tax (US$478 and US$508 for December 31, 2007
and 2006, respectively) - health care cost (Note 16 (a))	(928)	(987)
Unrealized gains on available-for-sale securities, net of tax	331	446
Unrecognized loss on cash flow hedge, net of tax	(9)	(2)

	65,179	44,299

Total liabilities and shareholders’ equity	129,715	98,680

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,

	2007	2006	2005

Sales of products and services	112,425	93,893	74,065
Less:
Value-added and other taxes on sales and services	(20,668)	(17,906)	(14,694)
Contribution of Intervention in the Economic Domain Charge - CIDE	(4,022)	(3,640)	(3,047)

Net operating revenues	87,735	72,347	56,324

Cost of sales	49,789	40,184	29,828
Depreciation, depletion and amortization	5,544	3,673	2,926
Exploration, including exploratory dry holes	1,423	934	1,009
Selling, general and administrative expenses	6,250	4,824	4,474
Impairment (Note 9 (d))	271	21	156
Research and development expenses	881	730	399
Other operating expenses	2,136	1,120	1,453

Total costs and expenses	66,294	51,486	40,245

Equity in results of non-consolidated companies (Note 10)	235	28	139
Financial income (Note 13)	1,427	1,165	710
Financial expenses (Note 13)	(554)	(1,340)	(1,189)
Monetary and exchange variation on monetary assets and liabilities, net (Note 13)	(1,455)	75	248
Employee benefit expense for non-active participants	(990)	(1,017)	(994)
Other taxes	(662)	(594)	(373)
Other expenses, net	(143)	(17)	(28)

	(2,142)	(1,700)	(1,487)

Income before income taxes, minority interest and extraordinary item	19,299	19,161	14,592

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2007	2006	2005

Income tax expense (Note 3)
Current	(4,826)	(5,011)	(4,223)
Deferred	(1,062)	(680)	(218)

	(5,888)	(5,691)	(4,441)

Minority interest in results of consolidated subsidiaries	(273)	(644)	35

Income before extraordinary item	13,138	12,826	10,186

Extraordinary gain net of tax (Note 10 (a))	-	-	158

Net income for the year	13,138	12,826	10,344

Net income applicable to each class of shares
Common	7,597	7,417	5,982
Preferred	5,541	5,409	4,362

Net income for the year	13,138	12,826	10,344

Basic and diluted earnings per share (Note 17 (c))
Common and preferred
Before effect of extraordinary item	2.99	2.92	2.32
After effect of extraordinary item	2.99	2.92	2.36

Basic and diluted earnings per ADS
Before effect of extraordinary item	5.98	5.84(*)	4.64(*)
After effect of extraordinary item	5.98	5.84(*)	4.72(*)

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672	2,536,673,672
Preferred	1,850,364,698	1,849,903,144	1,849,478,028

(*) Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007 (see Note 17 (a)).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities
Net income for the year	13,138	12,826	10,344
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation, depletion and amortization	5,544	3,673	2,926
Dry hole costs	549	493	597
Loss on property, plant and equipment	247	225	292
Minority interest in results of consolidated subsidiaries	273	644	(35)
Deferred income taxes	1,062	680	218
Foreign exchange and monetary loss	641	465	140
Accretion expense - asset retirement obligation	147	32	51
Impairment of oil and gas properties	271	21	156
Provision for uncollectible accounts	215	78	118
Equity in the results of non-consolidated companies	(234)	(28)	(139)
Financial income (loss) on hedge operations	-	434	170
Other	-	-	(8)

Decrease (increase) in operating assets

Accounts receivable	(460)	308	(1,510)
Petroleum and alcohol account	(6)	(7)	(9)
Interest receivable on government securities	56	4	3
Inventories	(1,619)	(533)	38
Advances to suppliers	787	(552)	(167)
Prepaid expenses	105	32	38
Recoverable taxes	(1,132)	(552)	(540)
Other	288	261	82

Increase (decrease) in operating liabilities
Trade accounts payable	1,709	1,385	275
Payroll and related charges	113	200	215
Taxes payable, other than income taxes	135	(133)	566
Income taxes payable	325	(190)	(56)
Employees’ postretirement benefits obligation - Pension	422	489	647
Employees’ postretirement benefits obligation - Health care	616	656	557
Accrued interest	-	21	8
Contingencies	121	(79)	(65)
Provision for abandonment	(211)	(57)	325
Other liabilities	(438)	281	(122)

Net cash provided by operating activities	22,664	21,077	15,115

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2007	2006	2005

Cash flows from investing activities
Additions to property, plant and equipment	(20,978)	(14,643)	(10,365)
Investment in non-consolidated companies	(25)	(187)	(71)
Investment in marketable securities (see Note 5)	(1,707)	205	169
Acquisition of Pasadena Refinery (see Note 18 (d))	-	(416)	-
Acquisition of Suzano (see Note 18(c))	(1,186)	-	-
Acquisition of Ipiranga (see Note 18(b))	(365)	-	-
Received cash related to investment in Nigeria	-	199	-
Dividends received from non-consolidated companies	229	130	60
Restricted deposits for legal proceedings	6	31	-

Net cash used in investing activities	(24,026)	(14,681)	(10,207)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(6)	228	(1,058)
Proceeds from issuance and draw-down of long-term debt	2,980	2,251	1,697
Principal payments of long-term debt	(3,561)	(2,555)	(1,120)
Repurchase of securities - Notes (see Note 12(c))	-	(1,046)	-
Proceeds from project financings	1,568	1,524	1,492
Payments of project financings	(2,599)	(1,209)	(1,392)
Payment of capital lease obligations	(367)	(334)	(134)
Dividends paid to shareholders	(3,860)	(3,144)	(2,104)
Dividends paid to minority interests	(143)	(69)	(6)

Net cash used in financing activities	(5,988)	(4,354)	(2,625)

Increase (decrease) in cash and cash equivalents	(7,350)	2,042	2,283
Effect of exchange rate changes on cash and cash equivalents	1,649	775	732
Cash and cash equivalents at beginning of year	12,688	9,871	6,856

Cash and cash equivalents at end of year	6,987	12,688	9,871

Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	1,684	877	1,083
Income taxes	5,146	4,686	3,843
Withholding income tax on financial investments	65	26	29

Non-cash investing and financing transactions during the year
Recognition of asset retirement obligation - SFAS 143	1,836	632	356

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2007, 2006 and 2005
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,

	2007	2006	2005

Preferred shares
Balance at January 1,	7,718	4,772	4,772
Capital increase from undistributed earnings reserve (Note 17(a))	902	2,939	-
Capital increase from issue of preferred shares	-	7	-

Balance at December 31,	8,620	7,718	4,772

Common shares
Balance at January 1,	10,959	6,929	6,929
Capital increase from undistributed earnings reserve (Note 17 (a))	1,237	4,030	-

Balance at December 31,	12,196	10,959	6,929

Capital reserve - fiscal incentive
Balance at January 1,	174	159	134
Transfer from unappropriated retained earnings	703	15	25

Balance at December 31,	877	174	159

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	(6,202)	(9,432)	(12,539)
Change in the year	10,357	3,230	3,107

Balance at December 31,	4,155	(6,202)	(9,432)

Postretirement benefit reserves adjustments net of tax - pension cost
Balance at January 1,	(2,052)	(1,930)	(1,975)
Accounting change - SFAS 158	-	(131)	-
Other decreases (increases)	771	(38)	68
Tax effect on above	(263)	47	(23)

Balance at December 31,	(1,544)	(2,052)	(1,930)

Postretirement benefit reserves adjustments net of tax - health care cost
Balance at January 1,	(987)	-	-
Accounting change - SFAS 158	-	(987)	-
Other decreases (increases)	89	-	-
Tax effect on above	(30)	-	-

Balance at December 31,	(928)	(987)	-

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2007	2006	2005

Unrecognized gains (losses) on available-for-sale securities, net of tax
Balance at January 1,	446	356	460
Unrealized gains (losses)	(174)	137	(158)
Tax effect on above	59	(47)	54

Balance at December 31,	331	446	356

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(2)	-	-
Unrealized losses	(7)	(3)	-
Tax effect on above	-	1	-

Balance at December 31,	(9)	(2)	-

Appropriated retained earnings
Legal reserve
Balance at January 1,	3,045	2,225	1,520
Transfer from unappropriated retained earnings, net of gain or loss on translation	1,252	820	705

Balance at December 31,	4,297	3,045	2,225

Undistributed earnings reserve
Balance at January 1,	20,074	17,439	9,688
Capital increase	(1,647)	(6,969)	-
Transfer from unappropriated retained earnings, net of gain or loss on translation	11,853	9,604	7,751

Balance at December 31,	30,280	20,074	17,439

Statutory reserve
Balance at January 1,	585	431	318
Capital increase	(492)	-	-
Transfer from unappropriated retained earnings, net of gain or loss on translation	193	154	113

Balance at December 31,	286	585	431

Total appropriated retained earnings	34,863	23,704	20,095

Unappropriated retained earnings
Balance at January 1,	10,541	11,968	13,199
Net income for the year	13,138	12,826	10,344
Dividends and interest on shareholder’s equity (per share: 2007 - US$0.70 to common and preferred share; 2006 - US$0.83 to common and preferred shares; 2005 -
US$0.68 to common and preferred shares)	(3,060)	(3,660)	(2,982)
Appropriation to fiscal incentive reserve	(703)	(15)	(24)
Appropriation to reserves	(13,298)	(10,578)	(8,569)

Balance at December 31,	6,618	10,541	11,968

Total shareholders’ equity	65,179	44,299	32,917

Comprehensive income (loss) is comprised as follows:
Net income for the year	13,138	12,826	10,344
Cumulative translation adjustments	10,357	3,230	3,107
Postretirements benefit reserves adjustments net of tax - pension cost	508	(25)	45
Postretirements benefit reserves adjustments net of tax - health care	59	-	-
Unrealized gains (losses) on available-for-sale securities	(115)	90	(104)
Unrecognized loss on cash flow hedge	(9)	(2)	-

Total comprehensive income	23,938	16,119	13,392

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

1. The Company and its Operations

Petróleo Brasileiro S.A. - Petrobras is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “Petrobras” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, Petrobras may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

2. Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

(a) Basis of financial statements preparation

The accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

2. Summary of Significant Accounting Policies (Continued)

(a) Basis of financial statements preparation (Continued)

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While Petrobras has selected the U.S. Dollar as its reporting currency, the functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of PifCo and certain of the special purpose companies is the U.S. dollar, and the functional currency of Petrobras Energía Participaciones S.A. - PEPSA is the Argentine Peso.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$1.771 and R$2.138 to US$1.00 at December 31, 2007 and 2006, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain in the amount of US$10,357 in 2007 (2006 - US$3,230 and 2005 - US$3,107) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46(R).

2. Summary of Significant Accounting Policies (Continued)

(b) Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity

Petrobras Química S.A. - Petroquisa and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. - BR and subsidiaries	Distribution
Braspetro Oil Services Company - Brasoil and subsidiaries	International operations
Braspetro Oil Company - BOC and subsidiaries (1)	International operations
Petrobras International Braspetro B.V. - PIBBV and subsidiaries	International operations
Petrobras Gás S.A. - Gaspetro and subsidiaries	Gas transportation
Petrobras International Finance Company - PifCo and subsidiaries	Financing
Petrobras Transporte S.A. - Transpetro and subsidiaries	Transportation
Downstream Participações Ltda. and subsidiaries	Refining and distribution
Petrobras Netherlands BV - PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. - PCEL	Energy
Petrobras Negócios Eletrônicos S.A. - E-Petro and subsidiaries	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística - FII	Corporate
FAFEN Energia S.A.	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. - SFE	Energy
Termoaçu S.A.	Energy
Termobahia S.A.	Energy
Termoceará Ltda.	Energy
Termorio S.A.	Energy
Termomacaé Ltda.	Energy
Termomacaé Comercialização de Energia Ltda.	Energy
Ibiritermo S.A.	Energy
Usina Termelétrica de Juiz de Fora S.A.	Energy

2. Summary of Significant Accounting Policies (Continued)

(b) Basis of consolidation (Continued)

Special purpose entities consolidated according to FIN 46(R)	Activity

Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Leasing Company B.V.	Exploration and Production
Companhia Petrolífera Marlim	Exploration and Production
NovaMarlim Petróleo S.A.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Cia. de Desenvimento e Modernização de Plantas Industriais - CDMPI	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	Exploration and Production
PDET Offshore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
Nova Transportadora do Nordeste S.A.	Transportation
Nova Transportadora do Sudeste S.A.	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Blade Securities Limited.	Corporate
Codajás Coari Participações Ltda.	Transportation
Charter Development LLC- CDC	Exploration and Production
Companhia Mexilhão do Brasil	Exploration and Production

Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras (2)	Corporate

(1)
Braspetro Oil Company (BOC) exercised its option to purchase all the shares of EVM Leasing Co on June 18, 2007 (see Note 14). EVM Leasing Co. has been consolidated according to ARB 51, commencing June 2007. Consolidated according to FIN 46(R), commencing December 31, 2003 until May 2007.

(2)
At December 31, 2007, the Company had amounts invested in the Petrobras Group’s Non- Standardized Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras - “FIDC-NP”). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, of operations carried out by companies in the Petrobras System, and aims to optimize the financial management of the funds of the Company.

(*)
The articles of dissolution were produced for Usina Termelétrica Nova Piratininga Ltda. in consequence of the extinguishment of the Piratininga Consortium - São Paulo, so Termelétrica Nova Piratininga Ltda. was not included in the consolidated financial statements of December 31, 2007.

2. Summary of Significant Accounting Policies (Continued)

(c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

(d) Marketable securities

Marketable securities have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available-for-sale securities are marked-to-market through other comprehensive income, and held-to-maturity securities are recorded at amortized cost.

There were no material transfers between categories.

(e) Inventories

Inventories are stated as follows:

  Raw materials are comprised principally of crude oil inventories, which are stated at the lower of average cost or market value;

  Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value;

  Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

(f) Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee without controlling it. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

2. Summary of Significant Accounting Policies (Continued)

(g) Property, plant and equipment

• Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the statements of income in the year incurred, and the costs relating to exploratory dry wells on unproved reserve properties are charged to the statements of income when determined as dry or uneconomical.

• Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually, or more frequently when there are indications of significant changes.

• Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

• Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production begins are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

2. Summary of Significant Accounting Policies (Continued)

(g) Property, plant and equipment (Continued)

• Development costs

Costs of development wells including wells platforms, well equipment and attendant production facilities are capitalized.

• Production costs

Costs incurred with producing wells are recorded as inventories and are expensed when the products are sold.

• Abandonment costs

The Company makes its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes in estimated asset retirement obligation are principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures.

• Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease which is not tied to the respective wells, are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit- of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorted than the life of the field.

2. Summary of Significant Accounting Policies (Continued)

(g) Property, plant and equipment (Continued)

• Depreciation, depletion and amortization (Continued)

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms	15-25 years
Pipelines	30 years

• Impairment

In accordance with SFAS No. 144 - Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

• Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

• Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 - Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

2. Summary of Significant Accounting Policies (Continued)

(h) Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when the title is transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

(i) Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 - Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

(j) Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions (“SFAS 87”) and SFAS 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). Disclosures related to the plan are in accordance with FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”) and “SFAS 158”.

2. Summary of Significant Accounting Policies (Continued)

(j) Employees’ postretirement benefits (Continued)

The Company also contributes to the Brazilian pension and government sponsored pensions of international subsidiaries, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

(k) Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares as if all of the net income for each year had been distributed in accordance with a predetermined formula described in Note 17(b).

(l) Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable price movements for crude oil purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expenses”.

2. Summary of Significant Accounting Policies (Continued)

(l) Accounting for derivatives and hedging activities (Continued)

The Company may also use derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expenses”.

For cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in earnings.

(m) Recently issued accounting pronouncements

• FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company does not expect any significant impact to its consolidated financial statements, other than additional disclosures.

• FASB Staff Position FAS No. 157-1, Application of SFAS 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”)

In February 2008, the FASB issued FSP 157-1, which became effective for the Company on January 1, 2008. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157, except for leasing transactions arising from business combinations. The Company does not expect any significant impact to its consolidated financial statements.

2. Summary of Significant Accounting Policies (Continued)

(m) Recently issued accounting pronouncements (Continued)

• FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 (“FSP 157- 2”)

In February 2008, the FASB issued FSP 157-2, which delays the company’s January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

• FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect any significant impact to its consolidated financial statements.

2. Summary of Significant Accounting Policies (Continued)

(m) Recently issued accounting pronouncements (Continued)

• FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined ‘under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

• FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

The Company’s presentation of income statement and balance sheet will be significantly changed by the application of SFAS 160.

2. Summary of Significant Accounting Policies (Continued)

(n) Recently adopted accounting pronouncements (Continued)

• FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (FIN 48)

In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007 (see Note 3).

3. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2007, 2006 and 2005.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Year ended December 31,

	2007	2006	2005

Income before income taxes, minority interest and extraordinary item:
Brazil	19,536	18,590	13,739
International	(237)	571	853

	19,299	19,161	14,592

Tax expense at statutory rate	(6,562)	(6,515)	(4,961)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(315)	(277)	(244)
Change in valuation allowance	(309)	101	76
Foreign income subject to different tax rates	(199)	(147)	(57)
Tax credits of companies abroad	(266)	(27)	(24)
Tax benefit on interest on shareholders’ equity (see Note 17 (b))	998	994	791
Tax incentive (1)	712	138	126
Other	53	42	(148)

Income tax expense	(5,888)	(5,691)	(4,441)

3. Income Taxes (Continued)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015, and Petrobras recognized a tax benefit in the amount of US$601 related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method. The remaining amount refers to other incentives such as cultural, employee incentive for meal programs, among others.

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Year ended December 31,

	2007	2006	2005

Brazil:
Current	(4,473)	(4,758)	(3,973)
Deferred	(991)	(679)	(179)

	(5,464)	(5,437)	(4,152)

International:
Current	(353)	(253)	(250)
Deferred	(71)	(1)	(39)

	(424)	(254)	(289)

Income tax expense	(5,888)	(5,691)	(4,441)

Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG, a subsidiary of Gaspetro, has accumulated tax loss carryforwards amounting to US$354 as of December 31, 2007, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards were accumulated between 1999 and 2002 and can be carried forward indefinitely in Brazil.

Based on the level of recent taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that it will realize these tax benefits within ten years at the maximum.

3. Income Taxes (Continued)

Petrobras America Inc. has tax loss carryforwards amounting to US$669 as of December 31, 2007, which are available to offset future taxable income, if any, through 2027.

PEPSA also has tax loss carryforwards amounting to US$7 as of December 31, 2007, which are available to offset future taxable income. These tax loss carryforwards were generated mainly due to operating losses arose during the Argentinean crisis in 2001 and 2002.

All the deferred tax assets and liabilities recorded are principally related to Brazil and there are no significant deferred tax assets and liabilities from international locations. There is no netting of deferred taxes between jurisdictions.

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2007	2006

Current assets
Inventories	(4)	101
Lease obligations	(33)	53
Provision for profit sharing	177	159
Employees’ postretirement benefits	130	65
Other temporary differences	228	295

	498	673

Current liabilities
Other temporary differences	(7)	(28)

	(7)	(28)

Net current deferred tax assets	491	645

Current deferred tax liabilities	(7)	(8)

Current deferred tax assets	498	653

3. Income Taxes (Continued)

	As of December 31,

	2007	2006

Non-current assets
Employees’ postretirement benefits, net of Accumulated
postretirements benefit reserves adjustments	2,065	2,101
Deferred charges	141	159
Tax loss carryforwards	335	514
Investments	66	53
Lease obligations	42	51
Inventories revaluation	22	37
Derivatives	(1)	11
Allowance for doubtful accounts	76	47
Provision for contingencies	104	67
Project financings	(100)	95
Other temporary differences, not significant individually	250	328
Valuation allowance	(373)	(426)

	2,627	3,037

Non-current liabilities
Capitalized exploration and development costs	(5,810)	(4,041)
Property, plant and equipment	(1,494)	(1,140)
Hedge	(4)	(21)
Investments	(190)	(88)
Tax effect on unrealized loss on investments available-for-sale	(78)	(186)
Other temporary differences, not significant individually	162	(416)

	(7,414)	(5,892)

Net non-current deferred tax liabilities	(4,787)	(2,855)

Non-current deferred tax assets	15	61

Non-current deferred tax liabilities	(4,802)	(2,916)

Net deferred tax liabilities	(4,296)	(2,210)

3. Income Taxes (Continued)

Annually management evaluates the realizability of its deferred tax assets taking into consideration, among other elements, the projected future taxable income, tax-planning strategies, expiration dates of the tax loss carryforwards, scheduled reversal of the existing temporary differences and the level of historical taxable income. All the available evidence, both positive and negative, are duly weighted and considered in the analysis. Based on the Company’s analysis, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2007. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the net change in the valuation allowance for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,

	2007	2006	2005

Balance at January 1,	(426)	(524)	(596)
Additions	(320)	-	-
Reductions allocated to income tax expense	12	101	76
Reductions allocated to goodwill	168	-	-
Reductions due to expiration	209	-	-
Cumulative translation adjustments	(16)	(3)	(4)

Balance at December 31,	(373)	(426)	(524)

The reduction in valuation allowance in 2007 was primarily related to PEPSA, of which a tax benefit of US$168 was allocated to reduce goodwill for the deferred asset that was not previously recognized at the acquisition date. The majority of the remaining amount was related to the reduction in both gross deferred tax asset and related valuation allowance due to the expiration of the unutilized tax loss carryforwards in PEPSA.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2007, will be substantially allocated to income tax benefit that would be reported in the consolidated statements of income.

The Company has not recognized a deferred tax liability of approximately US$117 for the undistributed earnings of its foreign operations that arose in 2007 and prior years as the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2007, the undistributed earnings of these subsidiaries were approximately US$779.

3. Income Taxes (Continued)

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on Petrobras’ consolidated financial statements.

As on January 1, 2007, and for the twelve-month ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. The Brazilian and Argentinean tax returns are open to examination by the respective tax authorities for the years beginning in 2002. The Company records interest related to unrecognized tax benefits in financial expenses and penalties in other operating expenses. As of January 1, 2007, and for the twelve-month ended December 31, 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

4. Cash and Cash Equivalents

	As of December 31,

	2007	2006

Cash	1,241	1,692
Investments - Brazilian reais (1)	2,279	4,072
Investments - U.S. dollars (2)	3,467	6,924

	6,987	12,688

(1)	Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2)	Comprised primarily by Time Deposit and securities with fixed income.

5. Marketable Securities

	As of December 31,

	2007	2006

Marketable securities classification:
Available-for-sale	2,036	185
Trading	127	112
Held-to-maturity	248	143

	2,411	440

Less: Current portion of marketable securities	(267)	(346)

Long-term portion of marketable securities	2,144	94

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for- sale securities are presented as “Other assets”, as they are not expected to be sold or liquidated within the next twelve months.

5. Marketable Securities (Continued)

As of December 31, 2007 Petrobras had a balance of US$1,907 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. The B Series National Treasury Notes will be used in the future to guarantee future long term agreements entered into with Petros, Petrobras’ pension plan (see Note 16 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The due dates of these notes are 2024 and 2035 and interest coupons will be paid at half-yearly intervals based on the set rates for buy transactions and range from 6.12% to 7.20% p.a.

Bank and corporate securities have maturity dates until 2014 and an interest yield of 5.81% to 8.50% p.a.

The B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and yield interest equivalent to the Libor rate plus 2.5% p.a. to 4.25% p.a.

6. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,

	2007	2006

Trade	9,295	7,944
Less: Allowance for uncollectible accounts	(1,290)	(1,120)

	8,005	6,824
Less: Long-term accounts receivable, net	(1,467)	(513)

Current accounts receivable, net	6,538	6,311

	As of December 31,

	2007	2006	2005

Allowance for uncollectible accounts
Balance at January 1,	(1,120)	(1,063)	(904)
Additions	(215)	(78)	(118)
Write-offs	160	60	10
Cumulative translation adjustments	(115)	(39)	(51)

Balance at December 31,	(1,290)	(1,120)	(1,063)

Allowance on short-term receivables	(746)	(584)	(196)

Allowance on long-term receivables	(544)	(536)	(867)

6. Accounts Receivable, Net (Continued)

At December 31, 2007 and 2006, long-term receivables include US$616 and US$608, respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

The Company’s management has determined that these payments can be reimbursed, since they represent Brasoil’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$544 and US$536 as of December 31, 2007 and 2006, respectively.

7. Inventories

	As of December 31,

	2007	2006

Products:
Oil products	2,493	2,220
Fuel alcohol	181	160

	2,674	2,380

Raw materials, mainly crude oil	4,818	2,989
Materials and supplies	1,681	1,274
Others	110	140

	9,283	6,783

Current inventories	9,231	6,573

Long-term inventories	52	210

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,

	2007	2006

Local:
Domestic value-added tax (ICMS) (1)	2,173	1,980
Income tax and social contribution	527	518
PASEP/COFINS (2)	2,772	1,124
Foreign value-added tax (IVA)	243	108
Other recoverable taxes	250	155

	5,965	3,885

Less: Long-term recoverable taxes	(2,477)	(1,292)

Current recoverable taxes	3,488	2,593

(1)	Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)	Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Property, Plant and Equipment, Net

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,

	2007			2006

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Buildings and improvements	3,492	(1,151)	2,341	2,422	(935)	1,487
Oil and gas assets	37,224	(14,357)	22,867	26,274	(10,605)	15,669
Equipment and other assets	44,947	(21,809)	23,138	34,654	(16,996)	17,658
Capital lease - platforms and vessels	2,199	(1,000)	1,199	2,660	(1,322)	1,338
Rights and concessions	2,655	(619)	2,036	1,828	(336)	1,492
Land	390	-	390	262	-	262
Materials	2,015	-	2,015	1,253	-	1,253
Expansion projects:
Construction and installations in progress:
Exploration and production	13,558	-	13,558	10,457	-	10,457
Supply	9,371	-	9,371	5,143	-	5,143
Gas and energy	6,023	-	6,023	3,095	-	3,095
Distribution	291	-	291	190	-	190
International	1,144	-	1,144	549	-	549
Corporate	150	-	150	304	-	304

	123,459	(38,936)	84,523	89,091	(30,194)	58,897

9. Property, Plant and Equipment, Net (Continued)

(a) Hydrocarbons Law of Bolivia

As of May 1, 2006, Supreme Decree 28,701 came into force in Bolivia, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

In addition, by means of the above mentioned decree the Bolivian government nationalized the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. - PBR, in which Petrobras had an indirect interest of 100% (Petrobras International Braspetro B.V. - 51% and Petrobras Energía S.A. - 49%).

On October 28, 2006, Petrobras Bolivia and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Hondo and Ingre blocks, that are operated by Petrobras, which were registered and came into effect on May 02, 2007. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company to the titleholder (Petrobras), and paying remuneration calculated in accordance with the variable participation table, specified in the contracts.

On August 31, 2007, saw the enactment of Law No. 3,740 on Sustainable Development of the Hydrocarbons Sector, revoking the Impuesto a las Utilidades Extraordinárias por Extracción de Recursos Naturales no Renovables and enabling YPFB to participate in the revenues originated by the abovementioned operating contracts.

On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$112 in 2 installments, which were settled on June 11, 2007 and August 13, 2007. The capital gain made by Petrobras in the sale of the shares of PBR is recorded in “Other expenses, net” in the amount of US$37, on December 31, 2007.

In addition, the contract stipulates that the net income calculated by PBR for the period from April 1, 2007 to June 25, 2007 is to be paid to the seller by May 31, 2008, a receivable has been recorded in the approximate amount of US$21.

Petrobras is currently in the process of closing down its distribution operations of oil and gas products in Bolivia.

9. Property, Plant and Equipment, Net (Continued)

(a) Hydrocarbons Law of Bolivia (Continued)

On December 18, 2007, Petrobras and YPFB signed a joint announcement informing of new investments to increase natural gas production in Bolivia. The joint announcement also established the general lines for a series of projects to be carried out jointly, with the possibility of the incorporation of a Semi-Public Corporation. By means of another agreement, Petrobras and YPFB determined that for volumes delivered to the domestic market above 18% of the production derived from new projects, there will be a 50% price guarantee relative to the exports price. YPFB and Petrobras also reached an agreement regarding the formula for the payment for the liquids contained in the natural gas purchased by Petrobras through the GSA agreement, for an amount between US$100 and US$180 per year, pursuant to the Brasília Minutes of the Meeting in Brasilia on February 14, 2007, which will be paid by Petrobras from May 2007 onwards.

(b) New Hydrocarbons Law in Ecuador

In April 2006, the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador and regulated in July 2006, which establishes that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement.

In January 2007, EcuadorTLC, a subsidiary of PESA, paid the amount equivalent to US$26 charged by Petroecuador, relating to the period from April to December 2006, and from this date onwards, EcuadorTLC began making the payments based on the criteria established by Petroecuador.

In July 2007, Petroecuador notified EcuadorTLC of the differences in the value calculated for the Palo Azul field relating to the period from January to June 2007 in the amount equivalent to US$16 using a different method to calculate the shares. EcuadorTLC requested that Petroecuador reconsider the criteria utilized for the calculation, as it maintains that it had applied the criteria suggested by the Attorney General and the same method of calculation used by Petroecuador in January and February 2007.

On October 19, 2007, the “Dirección Nacional de Hidrocarburos” (DNH) notified EcuadorTLC of a new charge, relating to the period from April 25, 2006 to December 31, 2006, including interest, which implies an additional expense of US$30.

9. Property, Plant and Equipment, Net (Continued)

(b) New Hydrocarbons Law in Ecuador (Continued)

On January 18, 2008, Petroecuador informed the existence of a single debt of US$66, corresponding to the differences accumulated between April 2006 and December 2007. Supported by legal arguments, Ecuador TLC S.A. considers Petroecuador’s interpretation to be without grounds and, therefore, no impact of the abovementioned charge was recorded in the financial statements.

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, Ecuador’s Constituent Assembly passed the Ley de Equidad Tributaria, which implements a major tax reform, including new taxes, as from January 01, 2008.

The set of changes brought about the above-mentioned amendment, altered the terms established by the parties with regard to the approval of the respective share contracts, affecting projections of development of current business operations in Ecuador and the ability to recoup the investments made. Consequently, an impairment charge was recognized in the amount of US$174, based on the future cash flows derived from the continuous use of the assets in order to adjust the book value of the assets to their estimated recovery value.

(c) SFAS No. 143 - Accounting for asset retirement obligations

Since January 1, 2003, Petrobras adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

Measurement of asset retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

9. Property, Plant and Equipment, Net (Continued)

(c) SFAS No. 143 - Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities

Balance as of December 31, 2005	842

Accretion expenses	32
Liabilities incurred	632
Liabilities settled	(4)
Revision of provision	(112)
Cumulative translation adjustment	83

Balance as of December 31, 2006	1,473

Accretion expenses	147
Liabilities incurred	1,836
Liabilities settled	(29)
Revision of provision	(401)
Cumulative translation adjustment	436

Balance as of December 31, 2007	3,462

(d) Impairment

For the years ended December 31, 2007, 2006 and 2005, the Company recorded impairment charges of US$271, US$21 and US$156, respectively. During 2007, the impairment charge was primarily related to international investments (US$226): in Ecuador (US$174), due to the tax and legal changes implemented by the government of that country, previously mentioned (see Note 9(b)); in the United States (US$39); and in Angola (US$13). During 2006, the impairment charge was primarily related to producing properties in Brazil and principle amounts were related to Petrobras’ Córrego de Pedras on shore field. During 2005, the impairment charge was primarily related to investments in Venezuela (US$134), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP) (see Note 10 (b)).

10. Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and product transportation businesses.

		Investments

	Total ownership	2007	2006

Equity method	20% - 50% (1)	4,373 (2)	1,883 (3)
Investments available-for-sale	8% - 17%	400	715
Investments at cost		339	664

Total		5,112	3,262

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

(2)	As described in Notes 18(a) and 18(b) it also includes investments in Ipiranga Group in the amount of US$1,175 and in Suzano Petroquímica, in the amount of US$1,177.

(3)	Includes US$878 related to investments in Venezuela, excluded from consolidation in 2006. (see Note 10 (b)).

At December 31, 2007 and 2006, the Company had investments in companies with publicly traded shares: Braskem S.A., Petroquímica União S.A. - PQU and Companhia Petroquímica do Sul S.A. - Copesul, the latter only in December 31, 2006. During 2007 the capital of Copesul was closed and the Company increased its interest from 15.80% to 20.79% . So, as of December 31, 2007, this investment was recorded according to equity method and had a balance of US$69 (at December 31, 2006, this investment amounted to US$418 and was classified as available-for-sale and recorded at market value).

The Company’s investments in the companies mentioned above, with publicly traded shares, amounts to less than 20% of the investee’s total voting shares, are classified as available-for-sale and have been recorded at market value. The Company has recorded unrealized losses (gains) for the difference between the fair value and the cost of the investment on these investments of US$433 and US$548 as of December 31, 2007 and 2006, respectively. These holding gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

10. Investments in Non-Consolidated Companies and Other Investments
(Continued)

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2007 and 2006 includes US$95 and US$20 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity gains in results of non-consolidated companies of US$235 for the year ended December 31, 2007 (US$28 in 2006 and US$139 in 2005).

(a) Exchange of assets - Petrobras and REPSOL - YPF

On December 28, 2000, Petrobras and Repsol YPF entered into a Contract for the Exchange of Assets, which was subject to a price adjustment review over a period of eight years. On January 1, 2006, the companies performed early and definitive settlement amount.

The settlement amount due by Repsol YPF to Petrobras, related to EG3 share, amounted to US$95 and was applied to reduce property, plant and equipment and US$158 was recorded as extraordinary gain, net of US$82 of income tax on December 31, 2005.

The final settlement amount due by Petrobras to Repsol YPF, related to the 30% shareholding in REFAP, amounted to US$255 wich was recorded as component of other expenses, net.

(b) Investments in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$88.5, which were not booked in the accounting records.

10. Investments in Non-Consolidated Companies and Other Investments (Continued)

(b) Investments in Venezuela (Continued)

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which each operate in the abovementioned areas, respectively.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently a provision for loss on investments has been made in the amount of US$61.

(c) Sale of shareholding in a power company in Argentina - Compañia Inversora en Transmisión Eléctrica S.A. - Citelec

On July 19, 2007, the Board of Directors of Petrobras Energia S.A. - PESA approved the sale of its interest (50%) in Compañia Inversora en Transmisión Eléctrica S.A. (Citelec) to Energia Argentina S.A. (ENARSA) and Electroingeniería S.A., in equal parts.

The transfer of the Citelec shares to ENARSA was approved by the regulatory organizations and the competent authorities on December 14, 2007.

Citelec has a 52.67% interest in Compañia de Transporte en Energia Eléctrica en Alta Tensión -Transener S.A. The sale will be realized at a fixed price of US$54 plus an additional amount relating to the result from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Elétrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba), if such tariff review is approved up to June 30, 2008.

11. Petroleum and Alcohol Account - Receivable from Federal Government

Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2007 and 2006:

	Year ended December 31,

	2007	2006

Opening balance	368	329
Financial income (Note 23)	6	7
Translation gain	76	32

Ending balance	450	368

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

12. Financings

(a) Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,

	2007	2006

Import - oil and equipment	5	148
Working capital	1,453	1,145

	1,458	1,293

The weighted average annual interest rates on outstanding short-term borrowings were 4.71% and 4.68% at December 31, 2007 and 2006, respectively.

12. Financings (Continued)

(b) Long-term debt

  Composition

	As of December 31,

	2007	2006

Foreign currency:
Notes	4,140	4,217
Financial institutions	4,256	3,550
Sale of future receivables	615	680
Suppliers’ credits	1,325	1,215
Senior exchangeable notes	-	330
Assets related to export program to be offset
against sales of future receivables	(150)	(150)
Repurchased securities (1)	-	(19)

	10,186	9,823

Local currency:
National Economic and Social Development
Bank - BNDES (state-owned company, see Note 23)	607	865

Debentures:
BNDES (state-owned company, see Note 23)	709	626
Other banks	1,419	1,093
Other	500	209

	3,235	2,793

Total	13,421	12,616
Current portion of long-term debt	(1,273)	(2,106)

	12,148	10,510

12. Financings (Continued)

(b) Long-term debt (Continued)

  Composition (Continued)

At December 31, 2007 and 2006, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$856 and US$982, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of zero (US$19 for December 31, 2006), and project financings, of US$856 (US$963 for December 31, 2006) (see also Note 14). Gains and losses on the extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than face amount are recorded as premium or discounts and are amortized over the life of the notes. Petrobras incurred in expenses in the total amount of US$160 during 2006. In connection with the Exchange Offer, occurred on February 7, 2007, (see Global Notes - PifCo), PifCo paid US$56 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortized in accordance with the effective interest method. As of December 31, 2007 and 2006, the Company had an outstanding balance of net premiums on reissuance that amounted to US$22 and US$45, respectively.

  Composition of foreign currency denominated debt by currency

	As of December 31,

	2007	2006

Currencies:
United States dollars	9,439	8,928
Japanese Yen	598	626
Euro	85	269
Other	64	-

	10,186	9,823

12. Financings (Continued)

(b) Long-term debt (Continued)

  Maturities of the principal of long-term debt

The long-term portion at December 31, 2007 becomes due in the following years:

2009	1,486
2010	1,966
2011	1,276
2012	1,622
2013	1,505
2014 and thereafter	4,293

12,148

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,

	2007	2006

Foreign currency
6% or less	4,280	2,373
Over 6% to 8%	3,285	3,805
Over 8% to 10%	2,410	3,321
Over 10% to 15%	211	324

	10,186	9,823

Local currency
6% or less	469	470
Over 6% to 8%	-	167
Over 8% to 10%	995	858
Over 10% to 15%	1,771	1,298

	3,235	2,793

	13,421	12,616

12. Financings (Continued)

(b) Long-term debt (Continued)

  Structured finance of exports

Petrobras and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras, which are comprised of Senior and Junior certificates.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above. The Junior Trust Certificates form a 20% guarantee to the Senior Trust Certificates.

Junior certificates

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are presented net, rather than gross in this financial statement, and thus US$150 has been reduced from the long-term liabilities respective to sales of right to future receivables.

Junior Certificate Holders do not have any voting rights in respect of any action to be taken by the Trustee or otherwise. The Junior Trust Certificates may only be held by PFL or another wholly-owned direct or indirect subsidiary of Petrobras.

On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.4% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.75% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1% .

12. Financings (Continued)

(b) Long-term debt (Continued)

Structured finance of exports (Continued)

Petrobras and PFL have contracts (“Master Export Contract and Prepayment Agreement”) between themselves and a Special Purpose Company not related with Petrobras, named PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil acquired from Petrobras.

As at December 31, 2007, the balance of export prepayments amounted to US$398 in non-current liabilities (US$532 as of December 31, 2006) and US$68 in current liabilities (US$68 as of December 31, 2006).

• Financing for P-51 and P-52 platforms

On November 25, 2004, the Board of Directors of Petrobras approved the execution of a contract in the amount of up to US$379 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary Petrobras Netherlands B.V. - PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform.

On July 15, 2007 PNBV prepaid the balance of this loan in the amount of US$204.

• US$899 Global Notes issue

On October 06, 2006, PifCo issued Global Notes to the amount of US$500. The notes have an effective rate of 6.185% per annum and a ten-year term. The Global Notes were offered at 99.557% of the face value with a stated of 6.125% per annum. PifCo used the proceeds from this issuance principally to repay trade-related debt.

12. Financings (Continued)

(b) Long-term debt (Continued)

• US$899 Global Notes issue (Continued)

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500 issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$56 as a result of the offering to exchange the securities. The transaction has been treated as an exchange for financial reporting purposes and accordingly, the US$56 will be amortized to interest expense over the life term of the notes in accordance with the effective interest method.

• US$1,000 Global Notes issue

On November 01, 2007 Petrobras, through its wholly-owned subsidiary Petrobras International Finance Company (PifCo) concluded its bond issue of US$1,000 in senior debt, unsecured Global Notes on the international market, due March 01, 2018, with the following characteristics: (i) coupon of 5.875% p.a; and (ii) issue price of 98.612% . Interest will be paid on March 01 and September 01 of each year, with the first payout due March 01, 2008.

(c) Debt repurchase offer (Tender) of notes

On July 24, 2006, (PifCo), a wholly owned subsidiary of the Company, concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes was US$888. The repurchased securities related to 2006 amounted to US$1,046. Including the notes previously repurchased by the Company and its affiliates, also included in the tender, the total value reached US$1,215. The transaction was settled on July 27, 2006, and all the notes tendered were canceled from this date. Upon conclusion of the Tender PifCo incurred expenses in the total amount of US$160.

12. Financings (Continued)

(d) Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by Alberto Pasqualini - REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures were issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m³/day to 30,000 m³/day, in addition to increasing the portion of national oils being processed.

The issue was made under the following terms: up to December 30, 2006, amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; and 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a..

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113.

12. Financings (Continued)

(e) Japanese Yen Bonds

On September 27, 2006, PifCo concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥35 billion (US$298) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt. PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit. See note 20(d).

(f) Notes - PESA

On May 07, 2007, Petrobras Energía S.A. (PESA), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean and in the International market.

(g) Loan to Petrobras Netherlands BV (PNBV)

On September 12, 2007 the subsidiary Petrobras Netherlands BV (PNBV) signed a loan agreement with Banco Bilbao Vizcaya Argentaria (BBVA) for the amount of US$200, with interest of 5.94% p.a. and a term of four years.

In addition, PNBV contracted a line of credit with Banco Santander Overseas Bank, Inc. - Santander for up to US$300. The term is for one year and may be extended for up to two years in the full amount, and partially, for the full term of six years. The rate of interest charged is 5.30% p.a..

(h) Platform P-56 construction project

On October 30, 2007, Petrobras signed an agreement with FSTP Consortium (Keppel Fels and Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately US$677 (R$1,200 million), including the platform’s engineering, supply, construction and assembly (hull and process plant) services.

12. Financings (Continued)

(i) Credit facility agreement to finance exports

On October 03, 2007, Petrobras contracted a credit facility of US$282 with the Banco do Brasil. The transaction was ensured by an Export Credit Note (NCE), the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan.

This transaction marks the return of Petrobras to credit facility contracting in the local market and was negotiated with the following terms:

• Term: 2 years, with settlement of the principal and interest at the end of the term;

• Interest rate: 96.2% of the CDI;

• Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

• Exemption of IOF tax; and

• Waiver of guarantees.

(j) Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed.

In guarantee of the debentures issued, REFAP has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate - CDI.

REFAP has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

12. Financings (Continued)

(j) Guarantees and covenants (Continued)

The Company’s debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages. Petrobras’ management affirms that the Company is in compliance with the covenants within debt agreements.

At December 31, 2007 and 2006, Gaspetro had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$330 and US$367 at December 31, 2007 and 2006, respectively. During 2000, the Federal Government, the Company, TBG, Petroquisa and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

Petrobras entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary, PifCo, under the note issuances in 2001, 2002 and 2003 and their respective indentures. Petrobras has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(k) Lines of credit

At December 31, 2007 and 2006, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2007 and 2006 were US$1,351 and US$1,370, respectively. Lines of credit are included in short-term debt and long-term debt.

13. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2007, 2006 and 2005 are shown as follows:

	Year ended December 31,

	2007	2006	2005

Financial expenses
Loans and financings	(1,258)	(1,076)	(1,135)
Project financings	(608)	(370)	(334)
Capitalized interest	1,703	1,001	612
Leasing	(79)	(105)	(98)
Losses on derivative instruments	(67)	(481)	(103)
Repurchased securities losses	(38)	(160)	(17)
Other	(207)	(149)	(114)

	(554)	(1,340)	(1,189)

Financial income
Investments	824	566	337
Customers	231	231	84
Government securities	70	79	90
Advances to suppliers	26	27	33
Other	276	262	166

	1,427	1,165	710

Monetary and exchange variation on monetary
assets and liabilities, net	(1,455)	75	248

	(582)	(100)	(231)

14. Project Financings

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46(R) and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

14. Project Financings (Continued)

The following summarizes the liabilities related to the projects that were in progress at December 31, 2007 and 2006:

	As of December 31,

	2007	2006

Transportadora Gasene	1,212	617
Codajás (1)	1,008	411
Barracuda/Caratinga	1,004	1,405
PDET Offshore S.A.	889	662
Companhia Locadora de Equipamentos Petrolíferos - CLEP	859	963
Charter Development - CDC (2)	760	876
Cabiúnas	666	683
Cia. de Desenvolvimento e Modernização de Plantas
Industriais - CDMPI	510	175
Nova Marlim	95	142
Nova Transportadora do Sudeste - NTS (3)	61	543
Nova Transportadora do Nordeste - NTN (3)	19	449
Espadarte/Voador/Marimbá (EVM) (4)	-	282
Other	51	129
Repurchased securities (5)	(856)	(963)

	6,278	6,374

Current portion of project financings	(1,692)	(2,182)

	4,586	4,192

(1)	Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.

(2)	Charter Development - CDC is responsible for Marlim Leste (P-53 project).

(3)
On June 15, 2007, the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) transferred to PifCo a Loan Agreement with M-GIC (a Facility Agent of JBIC - Japan Bank for International Cooperation). The outstanding amount of the loan is US$394 and it bears interest of Libor plus 0.8% p.a., payable semi-annualy. The principal amount will also be paid semi-annualy starting on December 15, 2009, up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the loan (principal amount, interest rate and amortization schedule).

(4)	EVM Project was concluded during 2007 and the obligation was settled.

(5)
At December 31, 2007 and 2006, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings (see also Note 5).

14. Project Financings (Continued)

The Company has received certain advances amounting to US$325 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2007, the long-term portion of project financings becomes due in the following years:

2009	2,236
2010	1,242
2011	101
2012	149
2013	448
2014 and thereafter	410

4,586

As of December 31, 2007, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Codajás	945
Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI	393
Transportadora Gasene	275
PDET Offshore S.A.	160
Charter Development - CDC	149

1,922

14. Project Financings (Continued)

The following summarizes the projects, their purposes, the guarantees and estimates investments of each project:

Investment
Project	Purpose	Main guarantees	amount

Barracuda and Caratinga	To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.	Guarantee provided by Brasoil to cover BCLC’s financial requirements.	US$3,100

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production at the Marlim field.	70% of the field production limited to 720 days.	US$1,500

Nova Marlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds Petrobras for operating costs resulting from the operation and maintenance of field assets, by way of an advance already made to Petrobras.	30% of the field production limited to 720 days.	US$834

CLEP	Companhia Locadora de Equipamentos Petrolíferos - CLEP, furnishes assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPE or project assets.	Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$1,250

PDET	PDET Offshore S.A. is the future owner of the Project assets whose objective is to improve the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and to export. The assets will later be leased to Petrobras for 12 years.	All of the project’s assets will be pledged as collateral.	US$1,180

14. Project Financings (Continued)

Investment
Project	Purpose	Main guarantees	amount

Malhas - (NTN/NTS)	Consortium formed by Transpetro, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% Gaspetro subsidiary) supplies assets that have already been previously set up. Transpetro is the gas pipelines operator.	Prepayments based on transportation capacity to cover any consortium cash insufficiencies.	US$1,110

CDMPI (Modernization of Revap)	The objective of this project is to raise the Henrique Lage (Revap) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which will construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery.	Prepaid rental to cover any cash deficiencies of CDMPI.	US$900

Cabiúnas	Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to Petrobras under an international lease agreement.	Pledge of 10.4 billion m3 of gas.	US$850

Gasene	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.	Pledge of Credit Rights. Pledge of shares of the SPE.	US$2,960

Marlim Leste (P-53 Project - CDC)	To develop production in the Marlim Leste field, Petrobras will use a Stationery Production Unit (UEP), P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.	All assets of the project will be given in guarantee	US$1,590

14. Project Financings (Continued)

Investment
Project	Purpose	Main guarantees	amount

Amazônia (Codajás)	Development of a project in the Gas and Energy area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km GLP pipeline between Urucu and Coari, both under the responsibility of Transportadora Urucu - Manaus S.A.; and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termoelétrica Manauara S.A.	Pledge of Credit Rights. Pledge of shares of the SPE.	US$1,370

Mexilhão	Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, located in the Santos Basin, in São Paulo State, which shall be held by Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.	To be defined	US$756

Albacora	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	US$170

Albacora/ Petros	Consortium between Petrobras and Fundação Petros de Seguridade Social, which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$240

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments	Additional lease payment if revenue is not sufficient to cover payables to lenders.	US$134

Termobahia	Acquisition of 49% of the interest held by ABB-EV-Equity Venture (ABB-EV) in Termobahia, comprised of shares and credits via the financial structuring agreed with the Interamerican Development Bank. An SPE was structured called Blade Securities Ltd (“Blade”), headquartered in Ireland, which shall be the successor of the rights held by ABB-EV until Petrobras presents a strategic partner.	None given.	US$39.6

14. Project Financings (Continued)

Exercise of option to purchase shares of EVM Leasing Co.

On June 18, 2007, Braspetro Oil Company (BOC), a wholly owned subsidiary of Petrobras, exercised its option to purchase all the shares of EVM Leasing Co., for US$123, the owner of the assets, financed by the investors and financiers of the EVM project financing, in light of the conclusion of the financing structure and other contractual obligations of the project settled by Petrobras.

As the Company’s previous variable interest in EVM Leasing Company was being accounted for in accordance with FIN 46(R), the 2007 share acquisition had no material impact on Petrobras’ consolidated accounting records.

P-55 and P-57 Project

As of December 31, 2006 there was a project to develop production at Module 3 in the Roncador field (P-55) and Phase 2 of Jubarte field (P-57). A Deepwater charter LLC and a Deepblue Charter LLC were responsible for jointly contracting four SPCs to build the UEP: one for the P-55 hull, another for the P-57 hull, as well as two other for Generation and Compression Modules for both UEPs. In 2007, Petrobras decided not to share the project and to develop it by itself.

15. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2007, assets under capital leases had a net book value of US$875 (US$970 at December 31, 2006).

The following is a schedule by year of the future minimum lease payments at December 31, 2007:

2008	273
2009	254
2010	201
2011	88
2012	32
2013	7
2014 and thereafter	3

Estimated future lease payments	858

Less amount representing interest at 6.2% to 12.0% annual	(120)

Present value of minimum lease payments	738
Less current portion of capital lease obligations	(227)

Long-term portion of capital lease obligations	511

16. Employees’ Postretirement Benefits and Other Benefits

(a) Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of December 31,

	2007		2006

		Health		Health
	Pension	Care	Pension	Care
	Benefits	Benefits	Benefits	Benefits

Current liabilities
Defined-benefit plan	230	259	198	190
Variable Contribution plan	134	-	-	-

Employees’.postretirement projected
benefits obligation	364	259	198	190
				-
Long-term liabilities	4,678	6,639	4,645	5,243

Defined-benefit plan
Employees’ postretirement projected
benefits obligation	5,042	6,898	4,843	5,433

Shareholder’s equity - Accumulated
other comprehensive income
Defined-benefit plan	2,177	1,406	3,110	1,495
Variable Contribution plan	162	-	-	-
Tax effect	(795)	(478)	(1,058)	(508)

Net balance recorded in shareholders’
equity	1,544	928	2,052	987

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros

The Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a private, legally separate nonprofit pension entity with administrative and financial autonomy.

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. The Petros Plan is now closed to new employees of the Petrobras system since September 2002, and as from July 1, 2007, the Company introduced a new private pension plan, Petros Plan 2.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

In order to fund its objectives, Petros receives monthly contributions from the sponsoring companies of the Petros Plan amounting to 12.93% of the salaries of participants in the plan. Additionally Petros is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2007 year, benefits paid totaled US$835 (US$713 in 2006).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirement benefit reserves adjustments net of tax - pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2007, in accordance with the procedure established by SFAS 87.

The relation between contributions by the sponsors and participants of the Petros Plan, considering only those attributable to the Company and subsidiaries in the 2007 and 2006 financial years was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2008 respective to the pension plan approximates US$369, with total pension benefit payments in 2008 expected to be US$1,135.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

New model of suplementary pension plan

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual Petros Plan and to implement a new plan, denominated Petros Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the Petros Plan Regulations, in relation to the means of readjusting the benefits and pensions.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

New model of suplementary pension plan (Continued)

The proposal submitted by the Company changed two conditions of the plan: i) salary increases of active employees will no longer be passed to retired employees, who will be entitled to inflation indexation (IPCA); and ii) eventual decreases in pensions provided by the governmental plan will no longer be absorbed by Petros Plan.

In return for accepting the renegotiation, the participants, retired members and pensioners received the financial incentive of US$523 that was recorded as component of “Other operating expenses”.

On August 17, 2007, the Company’s Executive Board approved changes in Petros Plan regulations in relation to the agreement presented on April 19, 2006, which did not materially affect the projected benefit obligation. Also, the Executive Board approved changes in the Plan regulations to include the assumptions related to the two judicial proceedings taken by some participants against Petros, which are: i) the lowering of age for employees who joined Petrobras in 1978/1979; and ii) same coverage of governmental pension for widows, that increased “Employees’ postretirement benefits obligations - Pension” in the amount of US$449 and “Accumulated other comprehensive income, Postretirement benefit reserves adjustments net of tax - pension cost”, in the amount of US$296.

On September 12, 2007, Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed an Agreement that will cover commitments with pension plans in the amount of US$2,380, which will be covered in installments over the next 20 years, as previously agreed during the renegotiation process, also providing guarantees to such amount.

As of December 31, 2007, Petrobras had a balance of US$1,907 linked to B Series National Treasury Notes, classified as non-current asset, which will be used in the future as a guarantee for the above mentioned Settlement Agreement. (see Note 5).

New benefits plan

On June 22, 2007, the Supplementary Pensions Office approved the introduction of Petros Plan 2. On July 1, 2007, Petrobras offered this new pension plan to the new employees as well as those who have joined the Company after September 2002, and had no Pension Plan.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

New benefits plan (Continued)

This Plan was formulated according to the Variable Contribution - VC, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

The Petros Plan 2 also includes a minimum benefit for payment of annuities which guarantees coverage of the benefit to ensure it does not have a monetary value of under 30% of the average contribution salary.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007.

The disbursements will be conducted over the first months of contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

The impacts related to the Petros Plan 2 were calculated by independent actuaries and were accounted for in accordance with the standards established in SFAS 87, 132 and 158, which increased “Employees’ postretirement benefit obligations - Pension” in the amount of US$136 and “Accumulated other comprehensive income, Postretirement benefit reserves adjustments, net of tax - pension cost”, in the amount of US$90.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,

	2007		2006

	Defined-	Variable	Defined-
	Benefits	Contribution	Benefits

Government securities	41%	-	44%
Investments funds	33%	100%	27%
Equity instruments	20%	-	20%
Other	6%	-	9%

	100%	100%	100%

Plan assets include the following securities of related parties:

	As of December 31,

	2007	2006

Petrobras common shares	405	304
Petrobras preferred shares	602	429
Government controlled companies	129	54
Government securities	6,806	4,952
Securities of other related parties	172	171

	8,114	5,910

Petros provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

The Company uses 6.32% as the expected long-term rate of return over inflation on Petros’ assets. The Petros’ portfolio of investments as of December 31, 2007 was comprised of 74% securities, 41% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 33% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6.32% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the Petros’ asset portfolio.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

Plan assets (Continued)

Petros has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity being recorded at fair value, for which a net present adjustment was required. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

(c) Petrobras Energía - PEPSA (including PESA)

Defined contribution plan

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan which all of the Company’s employees may elect to join Petrobras Energía. Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the employees that will subscript to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the fiscal years ended December 31, 2007 and 2006, Petrobras Energía recorded an expense of US$2 and US$1, respectively, attributable to such benefits.

Defined benefit plan

Indemnity Plan

This is a defined benefit plan for all the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per years of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensating Fund

This is a defined benefit plan for all employees of Petrobras Energía who have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(c) Petrobras Energía - PEPSA (including PESA) (Continued)

Defined benefit plan (Continued)

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided in Petrobras Energía’s By-laws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars; (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis. For this reason, the assets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

(d) Other defined contribution plans

Some Petrobras subsidiaries sponsor retirement plans for their employees, based on the defined contribution model. These include Transpetro, Suzano Petroquímica S.A., Petroquímica Triunfo S.A. and TBG, the new plan of this company is currently being examined by the Department of Coordination and Governance of State Companies (DEST), after which the Regulations of the Plan will be sent to the Secretary for Supplementary Pension Funds (SPC).

(e) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. Liquigás maintains and manage a separated health care benefit plan, which offers defined benefits and covers LPG employees. Those plans are managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(e) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on annual costs incurred by plan participants.

As from December 31, 2006, according to SFAS 158, the actuarial gains and losses generated by the differences between the values of the obligation determined based on projections and the actual figures, are respectively included or excluded from the calculation of the actuarial obligation and recorded as “Postretirement benefit reserves adjustments net of tax- health care cost”, as “Accumulated other comprehensive income”, in shareholders’ equity.

The gains and losses recorded as “Accumulated other comprehensive income” are amortized over the average remaining service period of the active employees.

On December 15, 2006, Petrobras implemented the Medicine Benefit, which provides special terms on the acquisition of certain medicines by members of the AMS from participating drugstores, located throughout Brazil.

Following the introduction of this benefit, the unrecognized prior service cost estimated by independent actuary, as of December 31, 2006 was US$86, and is being amortized over the average remaining service period of the active employees. The unrecognized prior service cost was included in “Accumulated other comprehensive income” and presented in Change in Benefit Obligations, as “Plan Amendments”.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 4.5% from 2007 to 2036.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One	One
	percentage	percentage
	point-increase	point-decrease

Effect on total of services and interest cost
component	140	(112)
Effect on postretirement benefit obligation	1,068	(870)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(f) Funded status of the plans

The funded status of the plans at December 31, 2007 and 2006, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	2007			2006

	Pension Plans		Health		Health

			Care	Pension	care
	Defined-	Variable	Benefits	Benefits	Benefits
	Benefits (1)	Contribution	(2)	(1)	(2)

Change in benefit obligation:
Benefit obligation at beginning of year	17,238	-	5,433	14,422	4,974
Service cost	205	31	102	174	81
Interest cost	2,018	7	631	1,712	595
Plan change	449	-	-	-	-
Actuarial loss (gain)	519	17	(207)	244	(599)
Benefits paid	(835)	-	(217)	(713)	(175)
Variable contribution new pension plan	-	136	-	-	-
Plan amendments - Medicine benefit	-	-	-	-	86
Other	(15)	-	-	7	-
Gain on translation	3,802	19	1,156	1,392	471

Benefit obligation at end of year	23,381	210	6,898	17,238	5,433

Change in plan assets:
Fair value of plan assets at beginning of year	12,395	-	-	9,413	-
Actual return on plan assets	3,680	1	-	2,447	-
Company’s contributions	233	49	217	187	175
Employees’ contributions	166	19	-	135	-
Benefits paid	(835)	-	(217)	(713)	(175)
Other	(48)	-	-	(1)	-
Gain on translation	2,882	7	-	927	-

Fair value of plan assets at end of year	18,473	76	-	12,395	-

Funded status	(4,908)	(134)	(6,898)	(4,843)	(5,433)

Amounts recognized in the balance sheet consist of:
Employees’ postretirement benefits current
obligation	(230)	(134)	(259)	(198)	(190)
Employees’ postretirement benefits long-term
obligation	(4,678)	-	(6,639)	(4,645)	(5,243)

	(4,908)	(134)	(6,898)	(4,843)	(5,433)

Unrecognized net actuarial loss	1,728	16	1,381	3,097	1,407
Unrecognized prior service cost	449	146	25	13	88

Accumulated other comprehensive income	2,177	162	1,406	3,110	1,495

Net amount recognized	(2,731)	28	(5,492)	(1,733)	(3,938)

(1)	Includes Petros (Petrobras group companies), PEPSA and PELSA pension benefits obligations.

(2)	Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(f) Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	2007			2006

	Pension Plans		Health		Health

	Defined-	Variable	Care	Pension	care
	Benefits	Contribution	Benefits	Benefits	Benefits

Service cost-benefits earned during the year	205	31	102	174	81
Interest cost on projected benefit obligation	2,018	7	631	1,712	595
Expected return on plan assets	(1,497)	(3)	-	(1,157)	-
Amortization actuarial loss	169	-	91	322	140
Amortization prior service cost	59	4	81	-	-
Gain on translation	56	2	73	30	11

	1,010	41	978	1,081	827
Employees’ contributions	(163)	(15)	-	(133)	-

Net periodic benefit cost	847	26	978	948	827

Changes in amounts recorded in accumulated other comprehensive income:

	Pension Plans		Health

	Defined benefits	Variable contribution	care benefits

Accumulated other comprehensive
income at beginning of year	3,110	-	1,495
Net actuarial loss/(gain)	(1,676)	15	(207)
Amortization of actuarial
(loss)/gain	(169)	-	(91)
Prior service cost	449	136	-
Amortization of prior service cost	(59)	(4)	(81)
Gain on translation	522	5	290

Accumulated other comprehensive
income at end of year	2,177	162	1,406

Components of Net Periodic Benefit Cost for next year:

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(f) Funded status of the plans (Continued)

Amounts included in accumulated other comprehensive income at December 31, 2007, that are expected to be amortized into net periodic postretirement cost during 2008 are provided below:

	Pension Plans		Health

	Defined	Variable	care
	benefits	contribution	benefits

Unrecognized net actuarial loss (gain)	2	-	59
Unrecognized prior service cost	58	9	2

The main assumptions adopted in 2007 and 2006 for the actuarial calculation are summarized as follows:

	2007		2006

		Health care		Health care
	Pension benefits	benefits	Pension benefits	benefits

Discount rates	Inflation: 4% + 6%	Inflation: 4% + 6%	Inflation: 4.5% + 6%	Inflation: 4.5% + 6%
Rates of increase in	Inflation: 4% +	Inflation: 4% +	Inflation: 4.5% +	Inflation: 4.5% +
compensation levels	2.4%	2.4%	2.02%	2.02%
Expected long-term rate of	Inflation:	Inflation:	Inflation:
return on assets	4% + 6.32%	4% + 6.32%	4.5% + 6.19%	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000*	AT 2000*

(*) Segregated by sex (male and female).

Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribuidora, Petroquisa, and REFAP contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

The determination of the expense and liability relating to the Company’s pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(f) Funded status of the plans (Continued)

According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable.

(g) Cash contributions and benefit payments

In 2007, the Company contributed US$282 to its pension plans. In 2008, the Company expects contributions to be approximately US$369. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension Plans		Health

	Defined	Variable	care
	benefits	Contribution	benefits

2008	1,133	2	257
2009	1,240	4	292
2010	1,355	6	329
2011	1,479	8	371
2012	1,617	10	416
Subsequent five years	10,430	123	2,837

17. Shareholders’ Equity

(a) Capital

The Company’s subscribed and fully paid-in capital at December 31, 2007 and 2006 consisted of 2,536,673,672 common shares and 1,850,364,698 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

On May 13, 2005, Petrobras management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues were discussed by the shareholders at the Extraordinary General Meeting (EGM) held on June 15, 2005.

The Extraordinary General Meeting held on July 22, 2005, decided to effect a split of each Company’s share into four, resulting in a free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from September 1, 2005. The relation between the American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS.

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares (ADS’s) from 4 (four) shares for each ADS to 2 (two) shares for each ADS. This change came into effect on July 2, 2007. All per ADS information in the accompanying financial statements and notes has been adjusted to reflect the result of the change in the ratio of underlying shares issued in the Company’s name and the ADS’s.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

Shareholders at the Extraordinary General Meeting held June 01, 2006, approved the incorporation of shares in Petroquisa by Petrobras, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in Petroquisa by Petrobras.

17. Shareholders’ Equity (Continued)

(a) Capital (Continued)

To implement the transaction, the exchange ratio for the shares to be used was based on the net equity value of both companies at the base date of December 31, 2005, when 4,496 preferred shares issued by Petrobras were attributed to each batch of 1,000 common or preferred shares issued by Petroquisa.

No Petrobras’ shareholders had stated their intention to exercise the right withdraw by the legal deadline of July 07, 2006. Five Petroquisa’s shareholders with a total interest of 1,015,910 shares exercised the right to withdraw by the established deadline (by July 05, 2006) and were reimbursed at the rate of R$153.47 (US$70.56) per batch of 1,000 shares, using funds provided by Petroquisa, on July 10, 2006. Petrobras then acquired the shares for the same price, thereby transferring ownership.

On December 15, 2006, pursuant to article 29, section II of the Company Bylaws, the Board of Directors authorized the buyback of up to 91,500,000 of the preferred shares in circulation for future cancellation, using funds from the profit reserves.

The authorized timeframe for the repurchase expired in 2007 and the buyback option had not been exercised.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644 million) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,577 (R$3,372 million), and of statutory reserve, in the amount of US$471 (R$1,008 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248 million) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6,404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

17. Shareholders’ Equity (Continued)

(b) Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996, amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$778 in dividends during the year ended December 31, 2007 (2006 - US$760, 2005 - US$275). No withholding tax is payable on distributions of dividends made since January 1, 1996.

The Company provides either for its minimum dividends or for the total interest on shareholders equity where the tax benefit has been recognized as of December 31.

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$3,225 in interest on shareholders’ equity during the year ended December 31, 2007 (2006 - US$2,453, 2005 - US$1,835).

17. Shareholders’ Equity (Continued)

(b) Dividends and interest on shareholders’ equity (Continued)

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, generated an income tax and social contribution credits of US$948 (US$994 in 2006, and US$791 in 2005) (see Note 3).

The proposal for 2007 dividends that is being submitted by the Petrobras Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on April 04, 2008, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors:

  on July 25, 2007, amounting to US$1,238, which was made available to shareholders on January 23, 2008, based on the shareholding position of August 17, 2007, monetarily restated in accordance with the SELIC rate variation as from December 31, 2007;

  on September 21, 2007, amounting to US$1,238, which will be made available to shareholders by March 31, 2008, based on the shareholding position of October 05, 2007;

  on December 27, 2007, in the amount of US$743, which will be made available by April 30, 2008, based on the shareholding position of January 11, 2008;

  on March 03, 2008, the final installment of interest on capital, in the amount of US$372, together with the dividends of US$124, which will be made available based on the shareholding position of April 04, 2008, the date of the Ordinary General Meeting that will deliberate on the matter. These amounts have already been accrued in the consolidated financial statements as of December 31, 2007, which represents less than the minimum obligation related to the dividend required by the Company’s by-laws.

Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law N° 9.249/95.

The dividends and the final portion of the interest on shareholders’ equity will be paid on a date to be established by the Ordinary General Meeting of Shareholders. These amounts will be monetarily restated from December 31, 2007, to the initial date of payment, according to the variation in the SELIC rate.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s By-laws.

17. Shareholders’ Equity (Continued)

(b) Dividends and interest on shareholders’ equity (Continued)

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amounting to US$3,693, including interest on shareholders’ equity, for which US$2,052 were made available to the shareholders on January 04, 2007, based on the share position as of October 31, 2006, US$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, and the remaining balance of US$718, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

Interest on capital amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. These dividends were restated according to the Selic interest rate from December 31, 2006, to May 17, 2007, the payment date.

The dividends related to the fiscal year ended December 31, 2005, approved at the General Shareholder’s Meeting held April 3, 2006, in the amount of US$2,998, (including the portions of interest on shareholders’ equity, in the amount of US$933, paid to the shareholders on January 5, 2006, and in the amount of US$939, paid to the shareholders on March 22, 2006) were made available to shareholders on May 23, 2006.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2007, the Company had appropriated all such retained earnings.

In addition, at December 31, 2007, the undistributed reserve in appropriated retained earnings, amounting to US$30,280, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

17. Shareholders’ Equity (Continued)

(c) Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,

	2007	2006	2005

Income before extraordinary item	13,138	12,826	10,186
Extraordinary gain, net of taxes	-	-	158

Net income for the year	13,138	12,826	10,344

Less priority preferred share dividends	(813)	(577)	(426)
Less common shares dividends, up to the priority
preferred shares dividends on a per-share basis	(1,115)	(791)	(584)

Remaining net income to be equally allocated to
common and preferred shares	11,210	11,458	9,334

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672	2,536,673,672
Preferred/ADS	1,850,364,698	1,849,903,144	1,849,478,028

Basic and diluted earnings per share
Common and preferred	2.99	2.92	2.36(*)(**)

Basic and diluted earnings per ADS	5.98	5.84(**)	4.72(*)(**)

(*)	Per share data is presented after extraordinary item .

(**)	Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007.

(d) Capital reserves

  AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

17. Shareholders’ Equity (Continued)

(d) Capital reserves (Continued)

• Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company ’s income tax. It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to December 31, 2007, this incentive amounted to US$601, which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

(e) Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

• Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

• Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. The destination of net income for the year ended December 31, 2005 included retention of profits of US$6,453, with a US$6,449 amount, arising from net income for the year, and the US$4 retaining earnings remaining balance. This retention was intended to cover partially the annual investment program established in the 2006 capital budget, ad referendum of the General Shareholders’ Meeting of April 3, 2006.

17. Shareholders’ Equity (Continued)

(e) Appropriated retained earnings (Continued)

The destination of net income for the year ended December 31, 2006, includes retention of profits of US$8,004 with a US$7,775 amount, arising from net income for the year, and the US$229 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2007 capital budget, ad referendum of the General Shareholders’ Meeting of April 2, 2007.

The destination of net income for the year ended December 31, 2007, includes retention of profits of US$7,954 with a US$7,951 amount, arising from net income for the year, and the US$3 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2008 capital budget, ad referendum of the General Shareholders’ Meeting of April 4, 2008.

• Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

18. Domestic and International Acquisitions

(a) Change in the balance of goodwill for the years ended December 31, 2007 and 2006:

Balance as of December 31, 2005	237
Cumulative translation adjustment	6

Balance as of December 31, 2006	243

USA trading and refining companies	223
Utilization of tax loss carryforwards	(168)
Cumulative translation adjustment	15

Balance as of December 31, 2007	313

18. Domestic and International Acquisitions (Continued)

(b) Ipiranga Group

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (through a commission agreement) as intervening parties, acquired control of companies comprising Ipiranga Group for the amount of US$2,694 (R$5,486 million) to be disbursed in three installments. On April 18, 2007, Ultrapar, Petrobras and Braskem effected payment of the first installment, as established in the purchase and sale agreement signed on March 18, 2007, in the amount of US$1,017 (R$2,071 million) relative to the controlling shareholders portion of the Ipiranga Group, of which US$365 (R$743 million) was paid by Petrobras.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras will assume control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem will obtain control over the petrochemical assets, represented by Ipiranga Química S.A.(IQ), Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by Refinaria de Petróleo Ipiranga S.A (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to segregate the assets set aside for each company.

The transaction was submitted to the approval of Brazilian antitrust authorities (the Council for Economic Defense (CADE), the Office of Economic Law (SDE), the Economic Monitoring Agency (SEAE)).

A CADE document entitled “Agreement to Preserve Reversibility of Transaction (APRO)” allowed Petrobras to select a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. With the APRO, the management of the distribution assets purchased by Petrobras becomes separate from the management of the assets purchased by Ultrapar. The APRO will be in the force until CADE aproves the acquisition of the northern distribution assets by Petrobras.

With regard to the petrochemical businesses, on May 18, 2007, Petrobras and Braskem filed a request to register a Tag-Along PO of IPQ, allowing private parties to purchase shares held by the minority shareholders as at June 28, 2007. The value of the transaction was US$60 (R$118 million). On July 04, 2007, the CVM granted the application to waive this PO and, on July 18, 2007, IPQ’s registration as a quoted company was cancelled.

18. Domestic and International Acquisitions (Continued)

(b) Ipiranga Group (Continued)

The CVM granted the registration of the PO to close the capital of Copesul on August 10, 2007, and the auction to purchase common shares of Copesul was held on October 05, 2007. The value of the operation was US$731 (R$1,294 million).

In October and November of 2007, there were Public Offerings (PO) of the minority shareholders’ of RPI, DPPI and CBPI. Petrobras paid out US$119 (R$211 million) for those acquisitions.

The RPI, DPPI, CBPI and Ultrapar Extraordinary General Meetings held on December 18, 2007, decided in favor of the Incorporation of Shares and the Ipiranga Group preferred, Shareholders received shares of Ultrapar in accordance with the pre-established ratio of exchange.

Ultrapar is carrying out the final stage of the process, implementing the corporate reorganization of the Ipiranga’s Group companies with the objective of spinning-off and transfer of the Petrochemical Assets, Northern Distribution Assets, Southern Distribution Assets and Refinery Assets, according to the agreed by the parties. After the corporate reorganization, Ultrapar will effect the transfer of the shareholdings as follows:

(a) The shareholdings of the Petrochemical Assets to Braskem and Petrobras in the proportion of 60% and 40%, respectively. Petrobras disbursement was US$233 (R$412 million); and

(b) Petrobras will receive 100% interest on the company created solely to receive the Northern Distribution Assets (Alvo Distribuidora de Combustíveis Ltda.), Ipiranga Asfaltos - IASA, and each one of the companies (Petrobras, Ultrapar and Braskem) will also receive 1/3 of RPI. These transfers, characterize the completion of the operation, with the disbursement by Petrobras estimated in US$398 (R$706 million).

Petrobras has not consolidated the “Northern Distribution Assets“, it in its financial statements as the APRO’s agreement signed with CADE restricts the control over such assets, including obtaining formal aproval for certain administrative, sales and operational decisions.

The purchase price of the Northern Distribution Assets has been allocated US$52, net of tax to property, plant and equipment and US$229 to goodwill.

The purchase price of the petrochemical assets has been allocated US$154, net of tax to property, plant and equipment and US$194 to goodwill.

The excess of allocation made to property, plant and equipment will be amortized over their remaining useful life.

18.  Domestic and International Acquisitions (Continued)

(b) Ipiranga Group (Continued)

As of December 31, 2007, Petrobras had a balance of US$621 related to investments in “Northern Distribution Assets”, recorded according equity method, based on October 31, 2007, financial statements, as defined by CADE through APRO, that establishes that Petrobras only can receive “Northern Distribution Assets“, information with a lack of 60 days.

As of December 31, 2007 Petrobras also had a balance of US$555 related to investments in petrochemical assets, (represented by IQ and IPQ). Those investments were recorded according to equity method, based on December 31, 2007 financial statements and Petrobras interest of 40%.

As of December 31, 2007, Petrobras had no balance related to investments in RPI, in which Petrobras holds an interest of 33%, because the Company made a provision for loss in investments in the amount of US$1.7.

b. 1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that the petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem. With the integration of these assets, expected to occur in 2008, the joint interest of Petrobras and Petroquisa in the voting capital of Braskem will rise from 8.1% to 30% and, in the total share capital, from 6.8% to 25%.

The petrochemical assets that will be contributed by Petrobras and Petroquisa in Braskem are: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting capital and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 100% of the voting and total capital of Petroquímica Triunfo (Triunfo); and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

Petrobras and Petroquisa will have the option to make a capital contribution in Braskem up to 100% of the voting and total capital of Triunfo. In the event this does not occur, Petrobras and Petroquisa may contribute by the amount in cash related to the economic value of the assets.

18. Domestic and International Acquisitions (Continued)

(b) Ipiranga Group (Continued)

Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, have already agreed the terms of the new shareholder’s agreement for Braskem shareholders, which will be signed at the same time as the agreement on the integration of the petrochemical assets, which will be effected at Extraordinary General Meetings held by Braskem, IQ, IPQ, Copesul, PPSA and Triunfo, call specifically for this purpose, within up to 6 (six) months as counted from November 30, 2007.

b.1) Braskem Investment Agreement (Continued)

The transaction was presented to the Brazilian antitrust authorities ((Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE)), within the timeframes and in accordance with the procedures specified in legislation in force.

(c) Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, Petrobras acquired 76.58% of the total shares of Suzano Petroquímica S.A, including 99.9% of the total common shares, for the amount of US$1,186 (US$7.49 per common share and US$5.99 per preferred share). The purchase price has been allocated US$72, net of tax to property, plant and equipment and US$5, net of tax, to inventories and the remaining US$602 to goodwill.

The allocation made to property, plant and equipment will be amortized over its remaining useful life and the allocation to inventories has been fully amortized given the turn over.

On the same date, Petrobras and Unipar entered into an Investment Agreement, in order to create a new entity (CPS-Companhia Petroquímica do Sudeste). The creation of CPS encompasses the transfer of the shares of Suzano Petroquímica S.A to CPS, and the transfer of certain interest ownerships owned by Unipar to CPS. At the end of the structuring process, Petrobras will hold 40% of interest in CPS and Unipar 60%.

The Investment Agreement granted Unipar, during the structuring process of CPS, certain veto rights that preclude Petrobras to govern the financial and operating policies of the Suzano Petroquímica S.A. .The rights include rights to veto operating policies, expense budgets, financing and investment plans, management compensation and termination and distribution of dividends. Taking into consideration the lack of controlling power of Petrobras during the structuring process, Suzano Petroquímica S.A was accounted for by the equity method.

18. Domestic and International Acquisitions (Continued)

(c) Acquisition of Suzano Petroquímica S.A. (Continued)

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE), within the timeframes and in accordance with the procedures specified in legislation in force.

(d) Acquisition of Pasadena Refinery

On September 1, 2006, the Company, through its wholly owned subsidiary Petrobras America Inc., concluded the acquisition of 50% of the shares of Pasadena Refinery System, Inc., a US based refining and trading company owned by the Belgian group Compagnie Nationale a Portefeuille SA - CNP. The purchase price was of approximately US$416 and was based on economic valuation model of expected future earnings of the refinery. Due to immateriality, proforma information has not been presented.

The acquisition was consumated principally to expand Petrobras’ international activities according to the Strategic Plan.

(e) Aquisition of Juiz de Fora Thermoelectric Power Station

On October 04, 2007, Petrobras purchased from Energisa S.A. 100% of the shares of the Juiz de Fora Thermoelectric Power Station, a natural gas powered power station, with an installed power-generation capacity of 87 MW, and which has supply contracts to sell energy until 2022.

In addition, Petrobras Comercializadora de Energia Ltda. and Energisa S.A. entered into a contract for use of the rights to sell energy with the subsidiaries of Energisa in the Northeast of Brazil. The purchase price was US$119 (R$210 million). Due to immateriality, proforma information has not been presented.

18. Domestic and International Acquisitions (Continued)

(f) New International Projects

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), a subsidiary of ExxonMobil for an amount of approximately US$50. The acquisition includes a refinery with a capacity of 100,000 bpd, which refines light oil and produces high quality oil products. It also comprises an oil and oil products terminal with a storage capacity of 9.6 million barrels, three piers with a capacity to receive ships laden with up to 97,000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280,000 dwt. Due to immateriality, proforma information has not been presented.

The transfer of the share control is scheduled for April 2008.

(g) Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador

On January 11, 2007, the Ministry of Energy and Mines of Ecuador approved the previous agreement executed in January 2005 for the sale by Petrobras Energía S.A. (PESA), an indirect subsidiary of Petrobras, to Teikoku of 40% of the rights and obligations of the participation contracts in blocks 18 and 31, in Ecuador and the transfer of 40% of the oil transportation contract with Oleoducto de Crudos Pesados Ltd. (OCP). As a result of this approval, the parties are currently carrying out the necessary actions to obtain the amendments to these participation contracts, which have to be approved by Petroecuador, to incorporate Teikoku as a partner in these blocks. Once these amendments have been made, the economic terms and conditions of this transaction will start to take effect.

(h) Acquisition of businesses in Colombia, Paraguay and Uruguay

In December 2005, Petrobras signed three Share Purchase Agreements for the acquisition of fuel businesses (retail and trade markets) in Colombia and of total operations conducted by Shell in Paraguay and Uruguay.

In March 2006, Petrobras, through its controlled company Petrobras International Braspetro B.V., acquired the business of commercialization and distribution of Shell in Paraguay, related to fuel operations (retail and commercial market), including gas stations with convenience stores in all Paraguayan territory; LPG commercialization assets; installations for commercialization of aviation products for the airports in Asunción and Cidade Del Este.

18. Domestic and International Acquisitions (Continued)

(h) Acquisition of businesses in Colombia, Paraguay and Uruguay (Continued)

On April 28, 2006, Petrobras concluded the purchase of the assets of Shell in Colombia, relating to the fuel distribution and commercialization. The acquisition comprises 39 service stations and convenience shops in Bogotá and surrounding areas, storage base and lubricant mixing plant in Puente Aranda, and one terminal in Santa Marta.

In June 2006, Petrobras acquired, via its subsidiary Petrobras International Braspetro B.V. - PIB BV, Shell’s assets in Uruguay relating to the distribution and sale of fuel throughout Uruguay.

The Company paid US$116 for these acquisitions that are part of a package involving the assets of Shell in Colombia, in Paraguay and in Uruguay.

Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

18. Domestic and International Acquisitions (Continued)

(i) TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. (former Macaé Merchant)

In February 2005, the arbitration proceedings began related to the dispute between Petrobras and El Paso arising from the economic and financial imbalance deemed to exist relative to the construction and operation of the Macaé Merchant Thermoelectric Plant. Petrobras claims such contract to be invalid and require re-negotiation as a result of changed economics. Related to the disputes, Petrobras made a court ordered bank deposit related to unpaid contingency the amounts, while awaiting final decision of the Arbitration proceedings.

In March 2006, Petrobras and El Paso agreed to settle certain disputes involving the Macaé Merchant Consortium. Under this settlement, the capital participation contract was terminated and El Paso finalized the sale of the plant to Petrobras, which in April 2006 paid US$357 to acquire the companies TermoMacaé Ltda (f.k.a. El Paso Rio Claro Ltda.) and TermoMacaé Comercializadora de Energia Ltda. (f.k.a. El Paso Rio Grande Ltda.), terminating the Macaé Merchant Consortium Contract and thereby settling the controversies.

Under the acquisition process, El Paso gave guarantees to Petrobras relating to certain liabilities, limited to US$120, including approximately US$78, referring to a federal tax assessment, which El Paso believes it has excellent chances of successfully contesting, and for which it has presented its defense to the Brazilian tax authorities. In respect of the acquisition of the assets, any successes involving given tax benefits, tax receivables and potential recoveries on financial revenues shall be prorated between Petrobras and El Paso as mutually agreed.

On July 05, 2006, Petrobras was reimbursed for the amounts deposited by virtue of the preliminary decision pronounced by the Arbitral Tribunal, to the amount of US$259, including financial yields, given the dismissal of the Arbitration Proceeding.

18. Domestic and International Acquisitions (Continued)

(i) TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. (former Macaé Merchant) (Continued)

The Company’s previous variable interest in TermoMacaé was being accounted for in accordance with FIN 46(R) and the 2006 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

19.Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 216,800 barrels per day at respective current market prices.

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,984 (US$2,425 in 2006). Out of this total, US$1,302 (US$1,137 in 2006) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$506 through December 31, 2007 (US$372 in 2006).

In 1993, the Company signed a long-term contract to buy natural gas (“The Gas Supply Agreement” or “GSA”) with Yacimientos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, with maturity in 2019, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$1.07 per MMBTU to US$1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 26.3 million cubic meters per day during 2007.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

19. Commitments and Contingencies

(a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2007 and 2006, the respective amounts accrued by type of claims are as follows:

	As of December 31,

	2007	2006

Labor claims	58	38
Tax claims	149	47
Civil claims	155	97
Commercials claims and other contingencies	20	51

Total	382	233

Current contingencies	(30)	(25)

Long-term contingencies	352	208

As of December 31, 2007 and 2006, in accordance with Brazilian law, the Company had paid US$987 and US$816, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, payments were made to the Company, on account of the bank guarantee, amounting to US$171. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

19. Commitments and Contingencies (Continued)

(a) Litigation (Continued)

The trial was divided into two stages. The first stage was in October 2003, with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (i) neither Petrobras nor Brasoil have been considered to have defaulted on their obligations; (ii) Petromec and Maritima are subject to reimbursing Brasoil for approximately US$58 plus interest; and (iii) Petromec and Maritima are not liable for delays or unfinished work.

On July 15, 2005, a verdict was handed down determining that the insurance indemnification belongs to Brasoil, except the amount of US$0.629 plus interest that is to be paid to the other parties in the litigation, as well as an additional amount of US$1.5 that is to be held on deposit until the result of certain ending matters.

Following the trial in February 2004, Petromec amended the legal suit claiming the amount of US$131 plus interest and/or financial costs up to the date of the trial in additional costs for upgrading work carried out and, alternatively, for damages for perjury, but without stipulating the amount of damages. The perjury trial took place between January 16 and February 09, 2006 and the verdict delivered on June 16, 2006 ruled Petromec’s claims to be without merit. Petromec did not submit an appeal and this decision is final.

A preliminary judgment on the method to be used to calculate the Petromec’s claim was held on June 26 and 27, 2007. On July 6, 2007 the Court handed down its decision in favor of the methodology defended by the Company. Petromec obtained permission to appeal the decision and the Court decided to suspend the process until the appeal is judged. On November 27, 2007 the appeal was heard and, on December 21, 2007 the Court rejected almost all of Petromec’s appeal. Judgment of the claim for additional costs is scheduled to take place in 2009.

Plaintiff: Porto Seguro Imóveis Ltda.

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a suit against Petrobras in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by Petroquisa in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

19. Commitments and Contingencies (Continued)

(a) Litigation (Continued)

Plaintiff: Porto Seguro Imóveis Ltda. (Continued)

In this suit, the plaintiff claims that Petrobras, as the majority shareholder in Petroquisa, should be obliged to reinstate the “loss” caused to the net worth of Petroquisa, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997, that considered Petrobras liable with respect to Petroquisa for losses and damages in an amount equivalent to US$3,406.

In addition to this amount, Petrobras was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to Petroquisa and Petrobras holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. Petrobras filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted Petrobras’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004, requiring Petrobras to indemnify Petroquisa and Porto Seguro the amounts of US$2,359 and US$590, respectively (the latter representing 5% in premium and 20% in attorney’s fees). Due to this result, Petrobras lodged appeal with high and supreme courts, which was dismissed. In view of this decision, interlocutory appeal was filed with High Court - STJ and Supreme Court - STF, which was converted into Special Appeal by STJ.

19. Commitments and Contingencies (Continued)

(a) Litigation (Continued)

Plaintiff: Porto Seguro Imóveis Ltda. (Continued)

On May 6, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal and determined that the special appeal was to be proceeded with. Porto Seguro lodged an appeal against the interlocutory decision, which was accepted by a majority vote on December 15, 2005, and suspension of the special appeal filed by Petrobras was reinstated. The Company filed an Interlocutory appeal against this latest decision, which was ruled on April 4, 2006, and which unanimously overturned a decision which restored the impediment on the Special Appeal brought by Petrobras, due to an impediment on one of the justices, determining another decision be pronounced. Special Appeal by Porto Seguro rejected under a judgment delivered on September 05, 2006. In performance of the decision published on June 05, 2006, we are now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal. If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be US$6,403. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at US$4,226, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$320 to Porto Seguro and US$1,281 to Lobo & Ibeas by means of attorney’s fees, however based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

19. Commitments and Contingencies (Continued)

(a) Litigation (Continued)

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ)

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3,339 could claim indemnification. On February 02, 2007, a decision, partly accepting the expert report, was published. That expert report was prepared to establish the parameters for calculating the award, which amounted to US$516 at that date. Petrobras appealed against this decision before the Rio de Janeiro Court of Appeal, as the parameters stipulated in the decision are different to those that had already been specified by the Rio de Janeiro Court of Appeal itself. The appeal was accepted. The decision handed down by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published on June 29, 2007, denying approval of the appeal filed by Petrobras and approving the appeal filed by FEPERJ, which represents a significant increase in the value of the damages to be awarded, since in addition to having maintained the 10 years indemnification period, it increased the number of fishermen included in the claim. In September 2007, Petrobras obtained annulment of this decision, the court determining that the appeals be re-examined by the original court. The Company is waiting further expert accounting audits to redefine the amounts. In accordance with the Company’s expert assistant calculation, the recorded amount of US$17 represents the award that will be set by the court at the end of the process. Based on its legal counsels’ opinion, the Company’s Management believes it is possible that the Company will not prevail in this case.

Plaintiff: Distribution Companies

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately US$412, up to December 31, 2007 some US$45 (US$38 in 2006) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

19. Commitments and Contingencies (Continued)

(a) Litigation (Continued)

Plaintiff: Distribution Companies (Continued)

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

Plaintiff: IBAMA (Brazilian Institute for the Environment and Renewable Resources)

Failure to comply with the TAC clause relating to Campos Basin of 08/11/2004 by continuing drilling without prior consent. The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The Company filed an administrative appeal which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007, is US$149. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

(b) Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$66 from the amounts disbursed by the Company is recorded as sheet as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 339 assessments amounting to US$205. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

Petrobras had disbursed during 2007 US$0.242 (US$35 in 2006), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. Petrobras continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

19. Commitments and Contingencies (Continued)

(c) Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$3,064 million (US$1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$93 million (US$32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, for the period 1998 is US$68 and for the period 1999 to 2002 is US$2,303. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

(c) Tax assessments (Continued)

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection until the investigations determining the reasons causing the sinking of the platform have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment. With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injuction suspending the collection of the tax. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$101 of II and US$55 of IPI. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to Termorio equipments

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A. On August 15, 2006, Termorio submitted a contestation of the tax assessment to the Federal Revenue Department.

On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$326. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Alagoas state finance authorities

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with reversal of ICMS Credit. Petrobras is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$45. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

(c) Tax assessments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain - CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2007 is US$597. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the imports of natural gas from Bolívia from the ICMS taxation. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as December 31, 2007 is US$382. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service

The Federal Revenue Service filed a Tax Assessment against the Company related to IRRF - Withholding Income Tax on remittances to pay for oil imports. The claim was accepted by the lower court. A Voluntary Appeal was filed by the Federal Revenue Office to the Council of Taxpayers, which was accepted. Petrobras is awaiting notification in order to file a voluntary appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007 is US$391. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with corporate income tax and social contribution on net income relating to 2003 late payment fine on payment made by voluntary admission. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007 is US$122. The Company assessed that it is more likely than not on the technical merits that the Company’s position will be sustained.

19. Commitments and Contingencies (Continued)

(c) Tax assessments (Continued)

Plaintiff: State Revenue Service of Alagoas

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with alleged issue of invoices for transfer on unprocessed natural gas (called “rich gas” by State Revenue Service of Alagoas) to the state of Sergipe at lower than market prices between 2000 and 2004. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2007, is US$140. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on naphtha import operations resold to Braskem. The lower court ruled, by a majority decision, that the charge was correct. Petrobras filed a voluntary appeal which is awaiting judgment. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2007, is US$765. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

(d) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

19. Commitments and Contingencies (Continued)

(d) Environmental matters (Continued)

PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$4,648 from 2000 to December 31, 2007 under this program. During the years ended December 31, 2007 and 2006 the Company made expenditures of approximately US$567 and US$562, respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

Guanabara Bay pipeline rupture

On January 18, 2000, a pipeline from one of the Company’s terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. On January 19, 2001, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. The Company is contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company (that finished) and 9 other employees. The Company cannot predict if the outcome of these proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The local federal tribunal dismissed the complaint against the Company’s former president, and this dismissal is not subject to appeal.

On April 30, 2002, the judge determined that the Company could not appear as a defendant in this criminal proceeding as a result of an injunction the Company obtained from the court, although the decision is still subject to appeal.

On October of 2003, the judge determined that in regard to one of the employees the suit would be suspended for the period of 2 years, under certain conditions that defendant would have to observe.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the IBAMA (Brazilian Institute for the Environment and Renewable Resources), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company performed an independent environmental audit of all of its industrial installations located in the State of Rio de Janeiro.

19. Commitments and Contingencies (Continued)

(d) Environmental matters (Continued)

Guanabara Bay pipeline rupture (Continued)

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented almost all of the auditors’ recommendations.

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$51. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Cypriot flag vessel Vergina II collision

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by Petrobras collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined by approximately US$30 by various local environmental agencies. The Company is currently contesting these fines.

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$53. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

(d) Environmental matters (Continued)

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA in the amount of US$3 in April of 2001, for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines. According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of US$56 (R$100 million) in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment. The maximum exposure including monetary restatement for Petrobras as of December 31, 2007, is US$99. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Rupture of production line at well on the Belém Farm field

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. Petrobras was charged with a penalty of US$0.04 by the Environment Superintendence of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

Fault in the connection of arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos basin. As a result of this accident, Petrobras was charged with a penalty of US$0.17 by the IBAMA and of US$0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

19. Commitments and Contingencies (Continued)

(d) Environmental matters (Continued)

Rupture of a pipeline between Cabiúnas and Duque de Caxias Refinery

On August 26, 2003, the rupture of a pipeline between Transpetro’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by Petrobras and the non-existence of environmental damages, the Company received a fine from IBAMA in the amount of US$0.69, but filed an administrative proceeding with this entity.

(e) Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2007:

2009	3,694
2010	2,895
2011	2,055
2012	1,026
2013	470
2014 and thereafter	652

Minimum operating lease payment commitments	10,792

The Company incurred US$2,683, US$2,016 and US$1,417, in rental expense on operating leases at December 31, 2007, 2006 and 2005, respectively.

20. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations.

The table below provides information about our foreign exchange derivative contracts.

Foreign Currency			Fair value

		Notional	December 31,	December 31,
Maturing in 2008%		Amount	2007	2006

Forwards
Sell USD / Pay BRL		117	2	1
Average Contractual Exchange
rate	1.8

		117	2	1

The Company’s zero cost foreign exchange collars were settled on November 5, 2007, with a cash receipt of US$38. The forward sales of US dollars in exchange for Argentinean pesos were settled on October 5, 2007, this transaction resulted in no profits.

(b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(b) Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the years ended December 31, 2007, 2006 and 2005, the Company entered into commodity derivative transactions for 56.59%, 26.42% and 26.79%, respectively, of its total import and export trade volumes.

The open positions in the futures market, compared to spot market values, resulted in recognized losses of US$25, US$2 and US$1 for the years ended December 31, 2007, 2006 and 2005, respectively.

(c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

(d) Cash flow hedge

In September, 2006, PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

Cross Currency Swaps			Fair value
		Notional Amount	December 31,	December 31,
Maturing in 2016%		(MM JPY)	2007	2006

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69		3	(9)
Average Receive Rate
(JPY)	2.15

		35,000	3	(9)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(e) Natural Gas Derivative Contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a Natural Gas Price Volatility Reduction Contract (the “PVRC”), which was treated with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that was treated as a derivative financial instrument under SFAS 133. This contract, was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC provided for a price collar for the period from 2005 to 2019.

Due to the new Hydrocarbons Law of Bolivia (see Note 9(a)), the other party to the PVRC contested the contract alleging among others, “force majeure” and excessive onus. Consequently, on August 12, 2006, the parties agreed to cancel the PVRC.

As a result in 2006 the Company recognized a loss of US$499 by writing of the fair value of assets and liabilities related to this contract.

21. Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

(a) Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil while substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, government securities, the Petroleum and Alcohol account, trade receivables and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2007 and December 31, 2006, the Company’s trade receivables were primarily maintained with large distributors.

21. Financial Instruments (Continued)

(b) Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. Fair values reflect the cash that would have been either received or paid if the instruments were settled at year end in an arms length transaction between willing parties. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available-for-sale government securities equals their carrying value.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt including project financing obligations, resulting from FIN 46(R) consolidation amounted to US$16,734 at December 31, 2007, and US$14,702 at December 31, 2006, and had estimated fair values of US$17,845 and US$13,984, respectively.

22. Segment Information

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:

  Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas and Energy segment.

  Supply - This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

  Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

  Gas and Energy - This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

22. Segment Information (Continued)

  International - This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 15 countries outside Brazil.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

  Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

  Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

  Financial results are allocated to the corporate group;

  Assets: covers the assets relating to each segment.

22. Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2007

				Internation
				al
	Exploration			(see
	and		Gas and	separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies
and other investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment, net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

22. Segment Information (Continued)

	As of December 31, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	843	1,113	157	197	217	(343)	2,184

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	843	1,113	157	197	217	(343)	2,184

Investments in non-consolidated
companies and other investments	889	39	309	21	20	-	1,278

Property, plant and equipment, net	6,100	1,070	219	182	149	(124)	7,596

Non current assets	505	292	68	14	1,017	(1,237)	659

Other assets	505	292	68	14	1,017	(1,237)	659

Total assets	8,337	2,514	753	414	1,403	(1,704)	11,717

22. Segment Information (Continued)

	As of December 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated
companies and other investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment, net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

22. Segment Information (Continued)

	As of December 31, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,486	1,019	954	134	219	(1,441)	2,371

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,486	1,019	954	134	219	(1,441)	2,371

Investments in non-consolidated
companies and other investments	990	360	280	66	25	-	1,721

Property, plant and equipment, net	4,436	834	216	162	94	(20)	5,722

Non current assets	546	36	49	13	669	(853)	460

Other assets	546	36	49	13	669	(853)	460

Total assets	7,458	2,249	1,499	375	1,007	(2,314)	10,274

22. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	-	-	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	-	(61,138)	-

Net operating revenues	41,991	69,549	4,912	9,101	23,320	-	(61,138)	87,735

Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	-	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	-	(5,544)
Exploration, including exploratory dry holes	(648)	-	-	(775)	-	-	-	(1,423)
Impairment	(26)	(19)	-	(226)	-	-	-	(271)
Selling, general and administrative expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	-	(881)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(2,974)	60,047	(66,294)
Costs and expenses
Equity in results of non-consolidated companies	-	71	104	64	-	(4)	-	235
Financial income (expenses), net	-	-	-	-	-	(582)	-	(582)
Employee benefit expense	-	-	-	-	-	(990)	-	(990)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	-	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	-	(143)

Income (loss) before income taxes, minority interest and extraordinary item	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299

Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)

Minority interest in results of consolidated subsidiaries	(184)	8	(244)	(154)	-	301	-	(273)

Net income (loss) for the year	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

In order to unify the criterion for the allocation of sufety, fealth and enveromment expenses, we opted to allocate these expenses in their entirety to other operating expenses. Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

	Year ended December 31, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	-	(2,181)	969

Net operating revenues	2,609	6,086	528	2,038	14	(2,174)	9,101

Cost of sales	(933)	(5,875)	(424)	(1,952)	(15)	2,157	(7,042)
Depreciation, depletion and amortization	(432)	(86)	(15)	(20)	(14)	-	(567)
Exploration, including exploratory dry holes	(775)	-	-	-	-	-	(775)
Impairment	(226)	-	-	-	-	-	(226)
Selling, general and administrative expenses	(179)	(127)	(19)	(125)	(242)	-	(692)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(78)	32	10	11	(82)	(1)	(108)

Costs and expenses	(2,623)	(6,056)	(448)	(2,086)	(355)	2,156	(9,412)

Equity in results of non-consolidated companies	(63)	27	23	-	77	-	64
Other taxes	(7)	(2)	(1)	(3)	(59)	-	(72)
Other expenses, net	(4)	29	42	-	15	-	82

Income (loss) before income taxes, minority interest and extraordinary item	(88)	84	144	(51)	(308)	(18)	(237)

Income tax benefits (expense)	(242)	-	1	(3)	(180)	-	(424)

Minority interest in results of consolidated subsidiaries	(42)	(14)	(38)	17	(77)	-	(154)

Net income (loss) for the year	(372)	70	107	(37)	(565)	(18)	(815)

Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Revenues and net income by segment are as follows:

	Year ended December 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	-	-	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	-	(50,192)	-

Net operating revenues	35,738	57,959	4,090	6,071	18,681	-	(50,192)	72,347

Cost of sales	(13,655)	(51,812)	(3,624)	(4,088)	(16,967)	-	49,962	(40,184)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	-	(3,673)
Exploration, including exploratory dry holes	(501)	-	-	(433)	-	-	-	(934)
Impairment	(20)	-	-	(1)	-	-	-	(21)
Selling, general and administrative expenses	(460)	(1,359)	(362)	(541)	(982)	(1,141)	21	(4,824)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(158)	-	(730)
Other operating expenses	(31)	(40)	(178)	(22)	(77)	(785)	13	(1,120)

Costs and expenses	(17,179)	(54,021)	(4,439)	(5,504)	(18,174)	(2,165)	49,996	(51,486)
Equity in results of non-consolidated companies	-	5	(1)	37	-	(13)	-	28
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Employee benefit expense	-	-	-	-	-	(1,017)	-	(1,017)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	-	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	-	(17)

Income (loss) before income taxes, minority interest and extraordinary item	18,441	3,850	(414)	571	451	(3,542)	(196)	19,161

Income tax benefits (expense)	(6,270)	(1,307)	140	(254)	(153)	2,086	67	(5,691)

Minority interest in results of consolidated subsidiaries	(229)	(10)	(231)	(194)	-	20	-	(644)

Net income (loss) for the year	11,942	2,533	(505)	123	298	(1,436)	(129)	12,826

In order to unify the criterion for the allocation of sufety, fealth and enveromment expenses, we opted to allocate these expenses in their entirety to other operating expenses.Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

	Year ended December 31, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	685	2,068	719	1,440	26	-	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	-	(2,195)	1,133

Net operating revenues	2,516	3,518	760	1,446	26	(2,195)	6,071

Cost of sales	(948)	(3,307)	(577)	(1,433)	(26)	2,203	(4,088)
Depreciation, depletion and amortization	(309)	(65)	(14)	(16)	(13)	-	(417)
Exploration, including exploratory dry holes	(433)	-	-	-	-	-	(433)
Impairment	(1)	-	-	-	-	-	(1)
Selling, general and administrative expenses	(154)	(86)	(17)	(99)	(185)	-	(541)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(4)	4	13	9	(44)	-	(22)

Costs and expenses	(1,849)	(3,454)	(595)	(1,539)	(270)	2,203	(5,504)

Equity in results of non-consolidated companies	20	12	2	-	3	-	37
Other taxes	(13)	(8)	-	(2)	(40)	-	(63)
Other expenses, net	29	-	11	33	(43)	-	30

Income (loss) before income taxes, minority interest and extraordinary item	703	68	178	(62)	(324)	8	571

Income tax benefits (expense)	(305)	(24)	(79)	28	130	(4)	(254)

Minority interest in results of consolidated subsidiaries	(172)	(14)	(22)	25	(11)	-	(194)

Net income (loss) for the year	226	30	77	(9)	(205)	4	123

Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

	Year ended December 31, 2005

	Exploration and Production			International (see separate disclosure)
			Gas and
		Supply	Energy		Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	-	-	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	880	225	-	(41,573)	-

Net operating revenues	28,824	45,515	3,164	4,527	15,867	-	(41,573)	56,324

Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	-	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	-	(2,926)
Exploration, including exploratory dry holes	(860)	-	-	(149)	-	-	-	(1,009)
Impairment	(22)	-	-	(134)	-	-	-	(156)
Selling, general and administrative expenses	(358)	(1,195)	(612)	(424)	(914)	(1,026)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	-	(399)
Other operating expenses	(45)	(130)	(475)	(123)	59	(739)	-	(1,453)

Costs and expenses	(14,336)	(42,057)	(3,698)	(3,718)	(15,313)	(1,976)	40,853	(40,245)
Equity in results of non-consolidated companies	-	10	56	68	-	5	-	139
Financial income (expenses), net	-	-	-	-	-	(231)	-	(231)
Employee benefit expense	-	-	-	-	-	(994)	-	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	-	(373)
Other expenses, net	(15)	(7)	(11)	27	(15)	(7)	-	(28)

Income (loss) before income taxes, minority interest extraordinary item	14,453	3,429	(512)	853	471	(3,382)	(720)	14,592

Income tax benefits (expense)	(4,914)	(1,163)	193	(289)	(160)	1,647	245	(4,441)

Minority interest in results of consolidated subsidiaries	(70)	(21)	(23)	(38)	-	187	-	35

Income before effect of change in accounting principle	9,469	2,245	(342)	526	311	(1,548)	(475)	10,186

Extraordinary gain net of tax	-	-	-	-	-	158	-	158

Net income (loss) for the year	9,469	2,245	(342)	526	311	(1,390)	(475)	10,344

	Year ended December 31, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	920	1,079	536	1,090	22	-	3,647
Inter-segment net operating revenues	1,476	1,279	31	4	-	(1,910)	880

Net operating revenues	2,396	2,358	567	1,094	22	(1,910)	4,527

Cost of sales	(665)	(2,151)	(452)	(1,020)	(22)	1,885	(2,425)
Depreciation, depletion and amortization	(360)	(65)	(13)	(11)	(12)	-	(461)
Exploration, including exploratory dry holes	(142)	-	-	(7)	-	-	(149)
Impairment	(134)	-	-	-	-	-	(134)
Selling, general and administrative expenses	(123)	(60)	(7)	(68)	(166)	-	(424)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(144)	11	8	1	(47)	48	(123)

Costs and expenses	(1,568)	(2,265)	(464)	(1,105)	(249)	1,933	(3,718)

Equity in results of non-consolidated companies	4	18	2	-	40	4	68
Other taxes	(14)	(5)	(1)	(1)	(30)	-	(51)
Other expenses, net	(5)	(1)	-	-	33	-	27

Income (loss) before income taxes, minority interest and
extraordinary item	813	105	104	(12)	(184)	27	853

Income tax benefits (expense)	(275)	(36)	(35)	4	62	(9)	(289)

Minority interest in results of consolidated subsidiaries	15	(20)	(10)	3	(26)	-	(38)

Net income (loss) for the year	553	49	59	(5)	(148)	18	526

Capital expenditures incurred by segment for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year ended December 31,

	2007	2006	2005

Exploration and Production	9,448	7,329	6,127
Supply	4,488	1,936	1,749
Gas and Energy	3,223	1,664	694
International
Exploration and Production	2,555	2,304	1,067
Supply	247	202	79
Distribution	37	77	16
Gas and Energy	25	54	13
Distribution	327	351	207
Corporate	628	726	413

	20,978	14,643	10,365

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,

	2007	2006	2005

Brazil	83,022	70,733	57,669
International	29,403	23,160	16,396

	112,425	93,893	74,065

The total amounts sold of products and services to the two major customers in 2007 were US$9,029 and US$6,567 (US$7,978 and US$5,689 in 2006; and US$6,258 and US$4,594 in 2005).

23. Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,

	2007		2006

	Assets	Liabilities	Assets	Liabilities

Petros (pension fund)	732	913	479	71
Banco do Brasil S.A.	2,030	337	5,014	517
BNDES (Note 12 (b))	-	1,316	-	1,491
BNDES (Project financing)	-	2,322	-	1,823
Federal Government	-	1,197	-	1,190
ANP	1	-	-	-
Restricted deposits for legal proceedings	863	88	676	-
Government securities	2,156	-	67	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	450	-	368	-
Other	1,689	259	786	149

	7,921	6,432	7,390	5,241

Current	2,705	2,659	5,382	2,957

Long-term	5,216	3,773	2,008	2,284

These balances are included in the following balance sheet classifications:

	As of December 31,

	2007		2006

	Assets	Liabilities	Assets	Liabilities

Assets
Current
Cash and cash equivalents	2,127	-	4,497	-
Accounts receivable (Note 6)	266	-	653	-
Other current assets	312	-	232	-

Other
Government securities	1,996	-	67	-
Petroleum and Alcohol account -
receivable from Federal Government
(Note 11)	450	-	368	-
Restricted deposits for legal proceedings	864	-	676	-
Pension fund	732	-	479	-
Other assets	1,174	-	418	-

Liabilities
Current
Current portion of long-term debt	-	199	-	148
Current liabilities	-	431	-	68
Dividends and interest on capital payable
to Federal Government	-	1,197	-	1,743
Current portion of project financings	-	832	-	998
Long-term
Long-term debt	-	1,447	-	1,342
Project financings	-	1,490	-	825
Other liabilities	-	836	-	117

	7,921	6,432	7,390	5,241

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,

	2007		2006		2005

	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
Braskem S.A.	2,610	-	1,788	-	1,488	-
Copesul S.A.	1,680	-	1,132	-	373	-
Petroquímica União S.A.	562	-	588	-	885	-
Other	(917)	-	315	-	954	-

Financial income	1	-	-	-	-	-

Petroleum and Alcohol account receivable from
Federal Government (Note 11)	6	-	7	-	9	-
Government securities	5	-	-	-	-	-
Other	46	-	71	-	47	-
Financial expenses	-	(3)	-	8	-	11
Other expenses, net	-	2	-	(2)	-	(262)

	3,993	(1)	3,901	6	3,756	(251)

24. Accounting for Suspended Exploratory Wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1 “Accounting for Suspended Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes-off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless: (1) the well is in an area requiring major capital expenditure before production can begin; and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2007, the total amount of unproved oil and gas properties was US$2,627, and of that amount US$1,441 (US$626 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of: (1) extended exploratory activities associated with offshore production; and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, we must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2007 and 2006:

Unproved oil and gas properties (*)

	Year ended December, 31

	2007	2006

Beginning balance at January 1	2,054	2,061
Additions to capitalized costs pending determination of proved reserves	1,885	2,186
Capitalized exploratory costs charged to expense	(548)	(493)
Sales of reserves	-	(199)
Transfers to property, plant and equipment based on the determination of the proved reserves	(975)	(1,614)
Cumulative translation adjustment	211	113

Ending balance at December 31,	2,627	2,054

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs

	Year ended December 31,

	2007	2006

Capitalized exploratory well costs that have been capitalized for a period of one year or less	1,186	1,733
Capitalized exploratory well costs that have been capitalized for a period greater than one year	1,441	321

Ending balance	2,627	2,054

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	195	50

Of the 1,441 for 195 projects that include wells suspended for more than one year since the completion of drilling, approximately US$704 are related to wells in areas for which drilling was under way or firmly planed for the near future and that we have submitted an “Evaluation Plan” to the ANP for approval and approximately US$521 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$1,441 of suspended wells cost capitalized for a period greater than one year as of December 31, 2007, represents 186 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

		Number
	Million of	of
	dollars	wells

2006	1,006	54
2005	255	51
2004	84	24
2003	68	23
2002	28	34

	1,441	186

25. Special Participation in the Marlim Field

This governmental participation was established by the Brazilian Law on Oil No. 9.478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.

The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

On September 06, 2005, the Board of Directors of the ANP determined the constitution of a Work Group with the mission to demonstrate, by means of technical criteria, the methodology to be applied in the calculation of the Special Participation in the Marlim field, as well as endorse the amounts paid by Petrobras on account of this participation.

The Work Group produced the Report on the Certification of the Payment of the Special Participation in the Marlim Field, approved by the Full Board of Directors of the ANP, by means of Board Resolution 267/2006 of August 16, 2006.

In summary, the Report established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of US$195 (R$400 million), relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006.

Petrobras filed a petition of writ of mandamus and obtained an injunction to suspend the charge of the differences with regard to the Special Participation mentioned in ANP Resolution No. 400/2007, until the legal proceedings, currently underway in the Federal Courts of Rio de Janeiro, are concluded. No decision has yet been handed down by the lower court.

The position of Petrobras’ legal counsel is that the expectation of disbursement of the amounts claimed is remote.

26. Subsequent Events

(a) Financing

On January 11, 2008, PifCo issued Senior Global Notes of US$750, reopening this Notes in the international capital market, that has constituted a single issue fungible with the US$1,000 launched on November 1, 2007, totalizing US$1,750 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

(b) Share Split

On March 03, 2008, the Board of Directors approved the Petrobras share split proposal and, consequently, the amendment to article 4 of the Company Bylaws, for deliberation by the Extraordinary General Meeting (EGM) of the Shareholders, to be convened on March 24, 2008. The effective date of the share split, which will be decided by the EGM, will be informed to the market opportunely.

(b) Share Split (Continued)

If the proposed share split is approved by the EGM, each present share, both common and preferred, will become two shares after the split. Consequently, Petrobras’ share capital will be comprised of a total of 8,774,076,740 (eight billion, seven hundred and seventy four million, seventy six thousand and seven hundred and forty) shares with no par value, divided into 5,073,347,344 (five billion, seventy three million, three hundred and forty seven thousand and three hundred and forty four) common shares and 3,700,729,396 (three billion, seven hundred million, seven hundred and twenty nine thousand and three hundred and ninety six) preferred shares. As such, shareholders will receive 1 (one) new share for each share held of the same type.

For investors holding American Depository Receipts (ADS) after approval of the share split, the ratio of exchange of two shares for each Petrobras ADS traded on the New York Stock Exchange (NYSE) will be maintained.

No change in the value of the share capital is being proposed by this operation.

(c) Adaptation to the Law 11,638/2007

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed financial statements preparation for Brazilian companies, in order to adjust Brazilian Accounting Practices to the international financial reporting standards (IFRS), affecting the Company’s net income and shareholders’ equity, which are basis for dividend and interest on equity payment.

The Company is currently evaluating the potential impacts of this law.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(i) Capitalized costs relating to oil and gas producing activities

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities (“SFAS 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a new regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The “International” geographic area includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, the United States of America, Venezuela, Iran, Lybia and Tanzania. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Company’s share of unconsolidated affiliates”.

(i) Capitalized costs relating to oil and gas producing activities (Continued)

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2007

	Brazil	International	Worldwide

Unproved oil and gas properties	1,585	1,042	2,627
Proved oil and gas properties	31,841	5,674	37,515
Support equipment	23,767	803	24,570

Gross capitalized costs	57,193	7,519	64,712
Depreciation and depletion	(22,222)	(2,302)	(24,524)

	34,971	5,217	40,188
Construction and installations in progress	13,558	883	14,441

	48,529	6,100	54,629
Proportional interest of net capitalized
costs of equity companies	-	726	726

Net capitalized costs	48,529	6,826	55,355

	As of December 31, 2006

	Brazil	International	Worldwide

Unproved oil and gas properties	683	1,371	2,054
Proved oil and gas properties	23,967	4,240	28,207
Support equipment	13,851	454	14,305

Gross capitalized costs	38,501	6,065	44,566
Depreciation and depletion	(14,979)	(1,902)	(16,881)

	23,522	4,163	27,685
Construction and installations in progress	10,457	273	10,730

	33,979	4,436	38,415
Proportional interest of net capitalized
costs of equity companies	-	224	224

Net capitalized costs	33,979	4,660	38,639

(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2007

	Brazil	International	Worldwide

Property acquisitions
Proved	-	59	59
Unproved	119	464	583
Exploration costs	2,095	309	2,404
Development costs	7,928	1,132	9,060

	10,142	1,964	12,106
Proportional interest of costs incurred of
equity companies	-	80	80

	10,142	2,044	12,186

	Year ended December 31, 2006

	Brazil	International	Worldwide

Property acquisitions
Proved	-	86	86
Unproved	38	630	668
Exploration costs	1,752	430	2,182
Development costs	6,022	817	6,839

	7,812	1,963	9,775
Proportional interest of costs incurred of
equity companies	-	24	24

	7,812	1,987	9,799

	Year ended December 31, 2005

	Brazil	International	Worldwide

Property acquisitions
Unproved	220	126	346
Exploration costs	1,741	420	2,161
Development costs	4,687	647	5,334

	6,648	1,193	7,841

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2007, 2006 and 2005 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

	Year ended December 31, 2007

	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	2,455	1,136	3,591
Intersegment (1)	37,323	1,473	38,796

	39,778	2,609	42,387
Production costs (2)	(12,998)	(933)	(13,931)
Exploration expenses	(648)	(775)	(1,423)
Depreciation, depletion, amortization	(3,335)	(432)	(3,767)
Impairment of oil and gas properties	(26)	(226)	(252)
Other operating expenses	(245)	(78)	(323)

Results before income taxes	22,526	165	22,691
Income tax expense	(7,658)	(242)	(7,900)

	14,868	(77)	14,791
Proportional interest in results of producing activities of equity companies	-	(38)	(38)

Results of operations (excluding corporate overhead and
interest cost)	14,868	(115)	14,753

(iii) Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2006

	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	3,351	684	4,035
Intersegment (1)	31,171	1,830	33,001

	34,522	2,514	37,036
Production costs (2)	(11,761)	(949)	(12,710)
Exploration expenses	(501)	(434)	(935)
Depreciation, depletion, amortization	(2,166)	(309)	(2,475)
Impairment of oil and gas properties	(20)	(1)	(21)
Other operating expenses	(22)	(3)	(25)

Results before income taxes	20,052	818	20,870
Income tax expense	(6,818)	(279)	(7,097)

	13,234	539	13,773
Proportional interest in results of producing activities of equity companies	-	20	20
Results of operations (excluding corporate overhead and interest cost)	13,234	559	13,793

	Year ended December 31, 2005

	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	1,874	920	2,794
Intersegment (1)	25,997	1,476	27,473

	27,871	2,396	30,267
Production costs (2)	(10,342)	(665)	(11,007)
Exploration expenses	(871)	(142)	(1,013)
Depreciation, depletion, amortization	(1,571)	(360)	(1,931)
Impairment of oil and gas properties	(11)	(134)	(145)
Other operating expenses	(29)	-	(29)

Results before income taxes	15,047	1,095	16,142
Income tax expense	(5,116)	(372)	(5,488)

Results of operations (excluding corporate overhead and interest cost)	9,931	723	10,654

(1)
Does not consider US$2,213 (US$1,216 for 2006 and US$953 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$41,991 (US$35,738 for 2006 and US$28,824 for 2005) for the segment of E&P Brazil (see Note 22).

(2)
Does not consider US$2,149 (US$1,873 for 2006 and US$985 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$15,147 (US$13,634 for 2006 and US$11,327 for 2005)for the segment of E&P Brazil (see Note 22).

(iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2007, 2006 and 2005 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)				Gas (billions of cubic feet)

	Brazil	International		Worldwide	Brazil	International		Worldwide

Worldwide net proved developed
and undeveloped reserves

Reserves at December 31, 2004	9,243.4	702.0	(1)	9,945.4	7,954.3	3,292.8	(1)	11,247.1
Revisions of previous estimates	123.0	0.5		123.5	842.4	(32.6)		809.8
Improved recovery	1.1	(9.4)		(8.3)	6.9	0.2		7.1
Extensions and discoveries	250.9	47.8		298.7	990.0	38.6		1,028.6
Production for the year	(584.5)	(58.8)		(643.3)	(529.8)	(210.9)		(740.7)

Reserves at December 31, 2005	9,033.9	682.1	(1)	9,716.0	9,263.8	3,088.1	(1)	12,351.9
Interest loss in Venezuela	-	(240.5)		(240.5)	-	(171.2)		(171.2)
Revisions of previous estimates	463.4	(15.3)		448.1	322.1	(459.2)		(137.1)
Improved recovery	6.9	6.7		13.6	7.6	9.9		17.5
Acquisition of reserves	0.9	8.9		9.8	45.7	16.0		61.7
Sale of reserves	-	(4.5)		(4.5)	-	-		-
Extensions and discoveries	112.8	21.4		134.2	320.6	65.2		385.8
Production for the year	(616.0)	(42.6)		(658.6)	(532.9)	(209.8)		(742.7)

Reserves at December 31, 2006	9,001.9	416.2	(1)	9,418.1	9,426.9	2,339.0	(1)	11,765.9
Interest loss in Venezuela
Revisions of previous estimates	675.2	(9.0)		666.2	470.7	109.2		579.9
Improved recovery	15.8	9.5		25.3	7.7	3.8		11.5
Acquisition of reserves	-	1.2		1.2	-	-		-
Sale of reserves	-	(1.2)		(1.2)	-	-		-
Extensions and discoveries	65.2	37.1		102.3	683.0	169.9		852.9
Production for the year	(619.6)	(45.1)		(664.7)	(510.0)	(230.8)		(740.8)

Reserves at December 31, 2007	9,138.5	408.7		9,547.2	10,078.3	2,391.1		12,469.4

Proportional interest in net proved
developed and undeveloped reserves of
equity companies at December 31, 2006	-	65.7		65.7	-	77.3		77.3
Proportional interest in net proved
developed and undeveloped reserves of
equity companiesat December 31, 2007	-	33.4		33.4	-	44.1		44.1
At January 1, 2004	3,629.5	404.1		4,033.6	4,398.1	2,548.4		6,946.5
At December 31, 2004	4,129.8	383.1		4,512.9	4,427.6	2,495.2		6,922.8
At December 31, 2005	4.071.7	365.9		4,437.6	4,088.8	2,333.7		6,422.5
At December 31, 2006	3,987.7	232.9		4,220.6	4,115.4	1,758.0		5,873.4
At December 31, 2007	5,249.7	243.1		5,492.8	4,635.0	1,785.5		6,420.5
Proportional interest in proved
reserves of equity companies at December	-	36.7		36.7	-	43.1		43.1
Proportional interest in proved
reserves of equity companies at December
31, 2007	-	17.1		17.1	-	31.9		31.9

(1)
Includes reserves of 110 million barrels of oil and 533 billions of cubic feet of gas in 2007 (134.0 million barrels of oil and 504.8 billions of cubic feet of gas in 2006; and 222.8 million barrels of oil and 550.6 billions of cubic feet of gas in 2005) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

(iv) Reserve quantities information (Continued)

The decrease in reserves is related to revisions of previous estimates due to Bolivia and Venezuela new nationalization measures during 2006. The new regulation in Venezuela reduced our reserves as PDVSA became the main controller of the companies created to operate the fields with private companies. In Bolivia, due to new government regulations, occurred a decrease in the reserves. In Nigeria, the consortium in charge of Akpo field was constituted by Total, Petrobras and a Nigerian private company called SAPETRO. The agreement underwritten by these companies established that TOTAL and Petrobras carried the investment cost of the third part and it would be compensated in the future with SAPETRO’s production/reserves.

Along 2006, SAPETRO sold its participation to a Chinese oil company and, as part of this agreement, Petrobras and TOTAL were reimbursed for their past carrying investments

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company’s International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of Petrobras’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities involves uncertainty and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

	Brazil	International		Worldwide

At December 31, 2007
Future cash inflows	797,689	35,985		833,674
Future production costs	(273,130)	(8,563)		(281,693)
Future development costs	(35,697)	(3,265)		(38,962)
Future income tax expenses	(167,865)	(9,683)		(177,548)

Undiscounted future net cash flows	320,997	14,474		335,471

10 percent midyear annual discount for
timing of estimated cash flows	(151,144)	(5,335)		(156,479)

Standardized measure of discounted future net cash flows	169,853	9,139		178,992

Proportional interest in standardized measure of discounted future net
cash flows related to proved reserves of equity companies	-	792		792

At December 31, 2006
Future cash inflows	477,051	24,691		501,742
Future production costs	(175,483)	(5,726)		(181,209)
Future development costs	(30,185)	(2,679)		(32,864)
Future income tax expenses	(93,914)	(7,051)		(100,965)

Undiscounted future net cash flows	177,469	9,235		186,704

10 percent midyear annual discount for
timing of estimated cash flows	(83,582)	(3,566)		(87,148)

Standardized measure of discounted future net cash flows	93,887	5,669		99,556

Proportional interest in standardized measure of discounted future net
cash flows related to proved reserves of equity companies	-	472		472

At December 31, 2005
Future cash inflows	496,355	36,014		532,369
Future production costs	(170,638)	(7,339)		(177,977)
Future development costs	(25,934)	(2,946)		(28,880)
Future income tax expenses	(103,726)	(10,929)		(114,655)

Undiscounted future net cash flows	196,057	14,800		210,857
10 percent midyear annual discount for
timing of estimated cash flows	(95,580)	(5,962)		(101,542)
Company’s share by unconsolidated affiliates	-	61		61

Standardized measure of discounted future net cash flows	100,477	8,899	*	109,376

(*) Includes US$1,462 in 2007 (US$1,338 in 2006 and US$2,379 in 2005) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide

	2007	2006	2005	2007	2006	2005	2007	2006	2005

Balance at January 1	93,887	100,477	71,485	5,669	8,899	6,804	99,556	109,376	78,289

Sales and transfers of oil and gas, net of
production costs	(26,780)	(22,761)	(17,529)	(1,642)	(1,505)	(1,731)	(28,422)	(24,266)	(19,260)
Development costs incurred	7,928	6,022	4,686	1,132	817	647	9,060	6,839	5,333
Purchases of reserves	-	-	-	15	101	-	15	101	-
Sales of reserves	-	-	-	(16)	(105)	-	(16)	(105)	-
Extensions, discoveries and improved less
related costs	3,995	2,509	6,599	1,902	494	554	5,897	3,003	7,153
Interest loss in Venezuela	-	-	-	-	(1,305)	-	-	(1,305)	-
Revisions of previous quantity estimates	15,356	10,373	4,156	677	(1,825)	92	16,033	8,548	4,248
Net changes in prices and production costs	113,403	(12,698)	48,525	2,658	(976)	4,981	116,061	(13,674)	53,506
Changes in future development costs	(6,524)	(5,274)	(9,405)	(866)	(749)	(658)	(7,390)	(6,023)	(10,063)
Accretion of discount	9,389	10,048	7,148	867	1,006	994	10,256	11,054	8,142
Net change in income taxes	(40,801)	5,191	(15,188)	(1,257)	817	(2,784)	(42,058)	6,008	(17,972)

Balance at December 31	169,853	93,887	100,477	9,139	5,669	8,899	178,992	99,556	109,376

Proportional interest in standardized measure
of discounted future net cash flows related to
proved reserves of equity companies	-	-	-	792	472	-	792	472	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.